UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

WARNER BROS. DISCOVERY, INC.

(Name of Subject Company)

WARNER BROS. DISCOVERY, INC.

(Name of Persons Filing Statement)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Priya Aiyar

Chief Legal Officer

Warner Bros. Discovery, Inc.

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Jonathan E. Levitsky	Andrew J. Nussbaum
Gordon S. Moodie	Karessa L. Cain
Katherine D. Taylor	Hannah Clark
Erik J. Andren	Wachtell, Lipton, Rosen & Katz
Debevoise & Plimpton LLP	51 West 52nd Street
66 Hudson Boulevard	New York, New York 10019
New York, New York 10001	(212) 403-1000
(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Warner Bros. Discovery, Inc. (“WBD”) with the Securities and Exchange Commission on December 17, 2025, relating to the unsolicited offer by Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“PSKY”), to purchase all of the outstanding shares of WBD’s Series A common stock, par value $0.01 per share (“WBD Common Stock”), other than shares held in treasury by WBD or owned by PSKY or any of its wholly-owned subsidiaries, at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. Thereafter, on December 22, 2025, the Purchaser and PSKY filed Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “December 22 Amendment”) to amend the terms of the unsolicited tender offer but did not revise the Offer Price. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person

The second paragraph in the subsection entitled “Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

The tender offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the tender offer as set forth in the Offer to Purchase, as amended and supplemented by the December 22 Amendment, is referred to in this Statement as the “Offer.” The Offer, on the terms and conditions contained in the Offer to Purchase prior to the December 22 Amendment, is referred to in this Statement as the “December 8 Offer.” According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City time, on January 21, 2026, unless PSKY extends or earlier terminates the Offer (as extended, the “Expiration Date”).

The fifth and sixth paragraphs in the subsection entitled “Tender Offer” in Item 2 of the Statement are hereby amended and restated in their entirety as follows:

The Offer is also subject to numerous conditions. Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) PSKY’s and the Purchaser’s rights to extend and amend the Offer at any time, in their discretion, PSKY and the Purchaser are not required to accept for purchase any shares of WBD Common Stock tendered pursuant to the Offer and may terminate, extend or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of PSKY and the Purchaser, any one or more of the following conditions shall not have been satisfied:

•

The “PSKY Merger Agreement Condition” – WBD shall have entered into a definitive merger agreement with PSKY and the Purchaser substantially in the form of the merger agreement attached to the Offer to Purchase as part of Annex B (the “PSKY Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the DGCL and any other changes mutually agreed between WBD and PSKY;

•

The “Abandonment of Separation Condition” – WBD’s plans to separate its Streaming & Studios and Global Networks businesses into two separate publicly traded companies shall not have been consummated (and no dividend to effectuate the separation shall have been declared or made);

•

The “Minimum Tender Condition” – WBD stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares of WBD Common Stock that constitutes a majority of the then-outstanding shares of WBD Common Stock on a fully diluted basis;

•	The “Section 203 Condition” – The restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the Second-Step Merger following the Offer;

•

The “Competition Laws Condition” – The waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall have expired or been terminated, and any commitments not to close the Offer or the Second-Step Merger before a certain date under a timing agreement entered into by PSKY or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained;

•

The “Injunction Condition” – No governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Second-Step Merger;

•

The “Material Adverse Effect Condition” – There shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined below);

•

The “Regulatory Material Adverse Effect Condition” – No approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer or the Second-Step Merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the Second-Step Merger;

•

The “Termination of Netflix Merger Agreement/Stockholder Vote Condition” – the Netflix Merger Agreement (as defined below) shall have been validly terminated in accordance with its terms and WBD stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby;

•

The “Compliance Condition” – WBD shall not have taken any action or actions that would have constituted a breach in any material respect of Section 6.1 of the PSKY Merger Agreement as if such agreement had been entered into as of the date of the Offer; and

•	The “Global Networks Ownership Condition” – WBD shall have retained 100% of the ownership of its Global Networks business.

According to the Schedule TO, the Offer is not subject to any financing conditions, Committee on Foreign Investment in the United States (“CFIUS”) clearance or (so long as WBD complies with its covenants as contemplated by the PSKY Merger Agreement) Federal Communications Commission (“FCC”) approval.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The subsection entitled “Arrangements with Current Directors and Executive Officers of WBD” in Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Arrangements with Current Directors and Executive Officers of WBD

Shares of WBD Common Stock Held by Non-Employee Directors and Executive Officers

If WBD’s non-employee directors and executive officers were to tender any shares of WBD Common Stock that they own pursuant to the Offer, and such shares were accepted for exchange by Purchaser, then they would receive the Offer Price of $30.00 per share of WBD Common Stock on the same terms and conditions as other tendering WBD stockholders. As of January 5, 2026, WBD’s non-employee directors and executive officers (and any of their respective spouses) held an aggregate of 9,381,285 shares of WBD Common Stock. If the non-employee directors and executive officers of WBD were to tender all such shares of WBD Common Stock for exchange pursuant to the Offer, and those shares of WBD Common Stock were accepted by Purchaser in exchange for the Offer Price, then the non-employee directors and executive officers of WBD would collectively receive an aggregate of $281,438,550 in cash.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers

Set forth below is a discussion of the treatment of the equity-based awards and WBD Notional Units (as defined below) held by WBD’s non-employee directors and executive officers in connection with the consummation of the Offer. Equity-based awards held by WBD’s executive officers were granted pursuant to WBD’s Amended & Restated Warner Bros. Discovery, Inc. Stock Incentive Plan or the Warner Bros. Discovery, Inc. 2013 Incentive Plan (together, including all award agreements thereunder, the “Stock Incentive Plan”) and equity-based awards held by WBD’s non-employee directors were granted pursuant to the Warner Bros. Discovery, Inc. 2005 Director Incentive Plan (as amended and restated, including all award agreements thereunder, the “Director Incentive Plan”).

The Offer provides as a condition to its completion that WBD and PSKY will have entered into the PSKY Merger Agreement, which among other things, provides for the treatment of outstanding equity-based awards in connection with the consummation of the Offer. Pursuant to the PSKY Merger Agreement, all outstanding equity-based awards held by non-employee directors and executive officers of WBD would be assumed by PSKY and converted into PSKY equity-based awards of equivalent value based on the Offer Price (“Assumed PSKY Equity Awards”), which Assumed PSKY Equity Awards would otherwise be subject to the same vesting terms and other conditions (including any double trigger protection) as in effect for such WBD equity-based awards immediately prior to the consummation of the Offer.

It is assumed for all purposes of this discussion that the consummation of the Offer would constitute a “change in control” under each of the Stock Incentive Plan and the Director Incentive Plan, following which, if the holder of an Assumed PSKY Equity Award is terminated other than for “cause” or for certain executive officers only, such holder resigns with “good reason” (either, a “qualifying termination”), such qualifying termination would result in the full acceleration of vesting of the Assumed PSKY Equity Award. The definitions of “cause” and “good reason” applicable to each WBD director or executive officer are contained in his or her respective award or employment-related agreements. It is further assumed for all purposes of this discussion that, in connection with the consummation of the Offer, equity-based awards and WBD Notional Units are treated pursuant to the terms of the PSKY Merger Agreement, and, therefore, references to the “consummation of the Offer” in such context shall be understood to include the closing of the Second-Step Merger pursuant to the terms of the PSKY Merger Agreement.

Awards Held by Non-Employee Directors of WBD

As of January 5, 2026, WBD non-employee directors held an aggregate of 288,000 unvested restricted stock units of WBD (“WBD RSUs”) and 280,316 deferred stock units of WBD (“WBD DSUs”) under the Director Incentive Plan. WBD DSUs are vested WBD RSUs, the settlement of which has been deferred pursuant to deferral elections made by non-employee directors. Pursuant to the PSKY Merger Agreement, all WBD RSUs and WBD DSUs held by non-employee directors would be assumed by PSKY and converted into restricted stock units or deferred stock units of PSKY, respectively, of equivalent value based on the Offer Price.

The following table summarizes the number of WBD RSUs and WBD DSUs held by each non-employee director as of January 5, 2026 and the estimated cash value, based on the Offer Price of $30.00 per share of WBD Common Stock that each non-employee director would be expected to receive in respect of such award assuming that such awards are converted into Assumed PSKY Equity Awards in connection with the consummation of the Offer and, for purposes of illustration only, that each non-employee director is terminated in a qualifying termination immediately following the consummation of the Offer. For any Assumed PSKY Equity Award that is a deferred stock unit, the settlement timing for such award shall follow the applicable settlement election made by the holder thereof. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	WBD RSUs (#)	WBD DSUs(1) (#)	Total Value ($)
Samuel A. Di Piazza, Jr.	24,000	59,151	$2,494,530
Richard W. Fisher	24,000	16,106	$1,203,180
Paul A. Gould	24,000	103,159	$3,814,770
Debra L. Lee	24,000	16,106	$1,203,180
Joseph M. Levin	24,000	10,537	$1,036,110
Anton J. Levy	24,000	0	$720,000
Kenneth W. Lowe	24,000	0	$720,000
Fazal F. Merchant	24,000	0	$720,000
Anthony J. Noto	24,000	0	$720,000
Paula A. Price	24,000	59,151	$2,494,530
Daniel E. Sanchez	24,000	0	$720,000
Geoffrey Y. Yang	24,000	16,106	$1,203,180

(1)

Non-employee directors may elect for WBD DSUs to be settled upon a separation from service, one year following a separation from service or five years following a separation from service, or on a specified date. The consummation of the Offer would not be expected to impact the settlement timing of such WBD DSUs, unless the holder experiences a separation from service in connection with either such event.

WBD Notional Units Held by Non-Employee Directors of WBD

Certain non-employee directors of WBD hold notional investment units with respect to shares of WBD Common Stock (“WBD Notional Units”) acquired in connection with an election to defer such director’s cash retainer under the Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan. Pursuant to the PSKY Merger Agreement, all WBD Notional Units would be assumed by PSKY and converted into notional investment units of PSKY of equivalent value based on the Offer Price and that would otherwise be subject to the same settlement timing that applied to such WBD Notional Units prior to the consummation of the Offer, unless the holder were to experience a separation from service in connection with the consummation of the Offer.

As of January 5, 2026, Samuel A. Di Piazza, Jr. and Paula A. Price held 82,415 and 9,706 WBD Notional Units, respectively, which would have a value of $2,472,450 and $291,180, respectively, at the Offer Price of $30.00 per share of WBD Common Stock.

Awards Held by Executive Officers of WBD

Pursuant to the PSKY Merger Agreement, equity-based awards held by executive officers would, subject to certain exceptions, be assumed by PSKY and converted into PSKY awards of equivalent value and the same form, except that any WBD performance restricted stock units (“WBD PRSUs”) would be converted into time-based restricted stock units of PSKY with the applicable performance-vesting criteria determined (1) with respect to any WBD PRSU for which the performance period has been completed prior to the consummation of the Offer, based on actual performance and (2) with respect to any WBD PRSU for which the applicable performance period has not been completed prior to the consummation of the Offer, based on the greater of (I) target performance and (II) actual performance extrapolated through the end of the applicable performance period as determined in good faith based on actual performance through the date of the consummation of the Offer and consistent with past practice. Any options to purchase WBD Common Stock (“WBD Options”) for which the exercise price is equal to or greater than the Offer Price (“Underwater Options”) would be canceled at the consummation of the Offer for no consideration. As of January 5, 2026, WBD’s executive officers held an aggregate of 5,466,981 WBD RSUs, 21,869,246 WBD PRSUs and 28,417,502 WBD Options (including, in each case, unvested awards and awards that have vested but not yet settled into, or been exercised for, shares of WBD Common Stock, but excluding any Underwater Options). The aggregate number of WBD PRSUs outstanding is calculated after adjusting for achievement of performance-vesting criteria, which for 2023 annual WBD PRSU awards is calculated based on actual achievement as of the date hereof (which level is 200% and subject to certification by the compensation committee of the WBD Board (the “Compensation Committee”)), and for all other WBD PRSUs for which the performance period is ongoing or for which the Compensation Committee has not certified the level of achievement of all applicable performance-vesting criteria (including any such WBD PRSUs held by Mr. Zaslav), is calculated assuming maximum performance (but the number of WBD PRSUs outstanding at the time of the consummation of the Offer may be less depending on actual performance at such time).

All Assumed PSKY Equity Awards resulting from conversion of the equity-based awards held by WBD’s executive officers would be subject to “double trigger” accelerated vesting if the holder thereof is terminated in a qualifying termination within 12 months following the consummation of the Offer. In addition, certain stock options held by WBD’s Chief Executive Officer, David Zaslav, that were granted on June 12, 2025 and January 2, 2026 (the “CEO Options”) and certain WBD RSUs held by WBD’s Chief Executive Officer that were granted on January 5, 2026 (the “CEO RSUs” and together with the CEO Options, the “CEO Awards”) are subject to “single trigger” vesting on a “change in control,” including the consummation of the Offer. All of the CEO Awards were granted pursuant to requirements as set forth in Mr. Zaslav’s June 2025 employment agreement and are subject to a service-based vesting condition requiring continued employment over a period of five years from June 12, 2025, which service condition ceases to apply upon the consummation of a “change in control,” including the consummation of the Offer. Sixty percent of the CEO Options granted in June 2025 are subject to performance goals related to the price of WBD Common Stock relative to each such CEO Option’s exercise price, which performance goals have already been achieved and have been deemed satisfied with respect to the CEO Awards granted in January 2026. The CEO Options granted in January 2026 fulfilled the requirement in Mr. Zaslav’s employment agreement to supplement the CEO Options granted in June 2025 and the CEO RSUs were granted in satisfaction of WBD’s obligation to make up for the lost economic value attributable to the increase in the exercise price of the supplementary CEO Options granted on January 2, 2026 over that of the CEO Options granted on June 12, 2025.

The following table summarizes the vested and unvested equity-based awards held by each executive officer as of January 5, 2026 and the estimated cash value, based on the Offer Price of $30.00 per share of WBD Common Stock, that each executive officer would be entitled to receive in respect of such awards, assuming that such awards were converted into Assumed PSKY Equity Awards (with the performance adjustments described below for any WBD PRSUs) and, for purposes of illustration only, that each executive officer was terminated in a qualifying termination immediately following the consummation of the Offer. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	WBD RSUs (#)	WBD PRSUs (#)(1)	WBD Options (#)	Total Value of Unvested Awards ($)(2)	Total Value of Vested Awards ($)(3)
David M. Zaslav	1,963,465	6,608,016	23,951,510	$601,120,960	$75,203,760
Gunnar Wiedenfels	423,978	3,709,232	732,159	$138,152,644	$—
Priya Aiyar	845,092	763,530	234,070	$52,701,309	$—
Bruce L. Campbell	434,788	4,003,271	1,323,610	$120,098,130	$32,664,076
Lori Locke	100,962	—	—	$3,028,860	$—
Jean-Briac Perrette	454,689	4,003,271	1,395,596	$149,629,574	$6,528,101
Amy Girdwood	966,130	—	—	$—	$28,983,900
Gerhard Zeiler	277,877	2,781,926	780,557	$83,457,780	$23,044,998

(1)

WBD PRSUs. Amounts reported in this column include (a) 19,042,346 unvested WBD PRSUs for which the performance period has not ended or for which the Compensation Committee has not certified the level of achievement of all applicable performance-vesting criteria (“Unvested In-Progress PRSUs”), (b) 320,108 unvested WBD PRSUs for which the Compensation Committee has certified performance but that remain subject to time-based vesting conditions and (c) 2,506,792 fully vested PRSUs held by Mr. Zaslav that are no longer subject to performance or time-based vesting conditions but for which settlement into shares of WBD Common Stock is scheduled to occur at a later date (“Deferred PRSUs”). The number of Unvested In-Progress PRSUs held by Mr. Zaslav assumes achievement of the applicable performance-vesting criteria at the maximum level (200% of target) pursuant to the terms of Mr. Zaslav’s employment agreement. For the other executive officers, the number of Unvested In-Progress PRSUs is based on the level of actual achievement of the applicable performance-vesting criteria for 2023 annual WBD PRSU awards (which level is 200% of target and subject to certification by the Compensation Committee), and, for illustrative purposes, maximum level of achievement of applicable performance-vesting criteria for all other Unvested In-Progress PRSUs (but the number of WBD PRSUs outstanding at the time of the consummation of the Offer may be less depending on actual achievement of applicable performance-vesting criteria at such time).

(2)

Total Value of Unvested Awards. Amounts reported in this column reflect the aggregate value of each executive officer’s outstanding unvested equity-based awards, which (i) for the unvested WBD RSUs and unvested WBD PRSUs, is equal to the product obtained by multiplying the Offer Price of $30.00 per share by the number of shares of WBD Common Stock underlying each such award (after adjusting WBD PRSUs for assumed performance as described above), and (ii) for the unvested WBD Options, is equal to the product obtained by multiplying the number of shares of WBD Common Stock underlying each such award by the difference between $30.00 and the exercise price per option. Amounts reported in this column for Mr. Zaslav reflect the value of his outstanding CEO Options ($419,180,290) and CEO RSUs ($58,903,950), which are “single trigger” awards that vest solely as a result of the consummation of the Offer, and the value of his outstanding Unvested In-Progress PRSUs ($123,036,720), which are “double trigger” awards that do not become vested unless he experiences a qualifying termination within 12 months following the consummation of the Offer. All unvested equity-based awards held by all other executive officers are “double trigger” awards that do not become vested unless the executive officer experiences a qualifying termination within the 12 months following the consummation of the Offer.

(3)

Total Value of Vested Awards. Amounts reported in this column reflect the aggregate value of (a) the Deferred PRSUs held by Mr. Zaslav, (b) 1,301,179 WBD Options held by Messrs. Campbell, Perrette and Zeiler that are vested and currently exercisable with an aggregate cash value (based on the Offer Price) equal to $3,729,662, $6,528,101 and $4,091,417, respectively, (c) 1,373,852 WBD Options held by Messrs. Campbell and Zeiler that are not currently exercisable but without regard to a change in control would be retained and exercisable following a voluntary or involuntary employment termination (other than for “cause” or due to death or disability) because the executive has satisfied retirement eligibility criteria under the applicable award agreement (“Retirement-Vested Options”) with an aggregate cash value (based on the Offer Price) equal to $15,890,774 and $10,617,271, respectively and (d) 1,678,795 WBD RSUs held by Messrs. Campbell and Zeiler and Ms. Girdwood that without regard to a change in control would be retained following a voluntary or involuntary employment termination (other than for “cause” or due to death or disability) because the executive has satisfied retirement eligibility criteria under the applicable award agreement (“Retirement-Vested RSUs”) with an aggregate cash value (based on the Offer Price) equal to $13,043,640, $8,336,310 and $28,983,900, respectively.

Transaction Bonus Program

On December 3, 2025, the Compensation Committee adopted a transaction bonus program (the “Transaction Bonus Program”), the purpose of which is both to recognize and incentivize the contributions of selected key employees, which may include WBD’s executive officers other than its Chief Executive Officer, to the success of a spin-off, including the Separation and Distribution, and change in control of the Retained Business contemplated as part of the Netflix Merger Agreement, as well as to secure and encourage the continued employment of such employees through the consummation of the Separation and Distribution and/or change in control. Under the Transaction Bonus Program, designated employees may receive a cash bonus from a pool of $38.7 million. As of the date hereof, no amounts from the pool have been allocated to WBD’s eligible executive officers.

Existing WBD Executive Employment Agreements

Benefits upon Termination of Employment

WBD’s executive officers are generally eligible for severance benefits under their respective employment agreements in the event of a qualifying termination, regardless of whether a “change in control” (including the consummation of the Offer) has occurred.

In the event of a qualifying termination, and subject to the execution and non-revocation of a release of claims and continued compliance with any applicable restrictive covenants (as discussed below in the section entitled “—Restrictive Covenants”) executive officers (other than Mr. Zaslav) would generally be entitled to receive:

•

Cash Severance: Continued payment of base salary for a period not to exceed 24 months, which is the longest of (i) the remainder of the executive officer’s employment term, (ii) 12 months, or (iii) the number of weeks of severance to which the executive officer would have been entitled under WBD’s severance plan then in effect (the “Base Salary Continuation Period”).

•

Target Annual Bonus(es): An annual bonus for the year of termination, based on target performance, and an additional target annual bonus for each subsequent year (or partial year) within the Base Salary Continuation Period, with the target annual bonus for any partial year within the Base Salary Continuation Period prorated based on the portion of the year that occurs within the Base Salary Continuation Period, payable at the time bonuses for the applicable year are paid to other executives.

•

Health and Welfare Benefits: Reimbursement of COBRA premiums for up to 18 months for Messrs. Wiedenfels, Campbell and Perrett; continued eligibility to participate in WBD’s applicable group health plans during the Base Salary Continuation Period for Mmes. Aiyar, Locke and Girdwood. Mr. Zeiler’s employment agreement does not provide for post-termination health and welfare benefits.

•	Repatriation: Mr. Wiedenfels is also eligible for repatriation benefits covering himself and his family members.

In the event of a qualifying termination, and subject to the execution and non-revocation of a release of claims, Mr. Zaslav would be entitled to receive:

•

Cash Severance: An amount equal to one-twelfth (1/12) of the average annual base salary Mr. Zaslav was earning in the calendar year of the termination and the immediately preceding calendar year, multiplied by 24 months, plus an amount equal to one-twelfth (1/12) of the average annual bonus paid to Mr. Zaslav for the immediately preceding two years (excluding the amount of any annual bonus in excess of $12,000,000), multiplied by 24, payable over the course of 24 months following his termination in accordance with our normal payroll practices.

•	Annual Bonus: A prorated bonus for the year of termination (subject to the applicable performance metrics).

•	Health and Welfare Benefits: Reimbursement of COBRA premiums for up to the maximum applicable COBRA period.

•	Equity-Based Awards: Accelerated vesting of the CEO Awards and any outstanding WBD RSUs and WBD PRSUs at maximum levels of performance.

For an estimate of the value of the payments and benefits described above that would be payable to WBD’s named executive officers in connection with a qualifying termination of employment, see “Item 8. Additional Information—Information Regarding Golden Parachute Compensation.”

Restrictive Covenants

Mr. Zaslav is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of his employment and for a period of 24 months thereafter, unless Mr. Zaslav’s employment is terminated without “cause” or by Mr. Zaslav for “good reason,” in which case the restricted period would be reduced to 12 months following such qualifying termination.

Each of WBD’s other executive officers (other than Mr. Perrette) is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of employment and for 12 months and 18 months, respectively, following the termination of the executive’s services with WBD (except for Ms. Girdwood whose post-employment non-solicitation period is 12 months instead of 18 months).

Mr. Perrette, who is based in California, is subject to non-solicitation covenants with respect to customers and employees that are applicable during the period of employment and for 12 months following the termination of his services with WBD.

All executive officers are required to perpetually maintain the confidentiality of WBD’s confidential information.

Changes in Compensation for Executive Officers upon a Separation and Distribution

Certain executive officers of WBD are party to employment agreements with WBD or one of its subsidiaries that provide for changes in compensation or other special awards that only become effective upon the consummation of a spin-off transaction (including the Separation and Distribution) and would not take effect in the event that the Offer is successful and WBD abandons the Netflix Merger. A summary of such changes or special awards for each executive officer party to such an agreement is provided in both the table and the descriptions below. All dollar values in the table below are rounded to the nearest whole number and expressed in thousands. Mr. Zaslav’s employment agreement also provides for changes in his compensation that become effective on the earlier of a Separation and Distribution or January 1, 2028, which changes include reducing his annual target cash bonus opportunity from $22 million to $6 million and shifting a greater portion of his overall annual compensation opportunity to long-term incentives.

Name	Base Salary(1) ($)	Target Bonus(1) ($)	Target Grant Date Value of Annual Equity- Based Awards ($)	Expiration Date
Gunnar Wiedenfels
Current Terms	$2,142	175% of Base Salary	$8,000	July 10, 2026
Post-Spin Terms	$2,500	350% of Base Salary	$16,000(2)	December 31, 2031
Bruce Campbell
Current Terms	$2,946	200% of Base Salary	$8,500(3)	July 9, 2028
Post-Spin Terms	$2,300	200% of Base Salary	$10,600-$11,600(4)	December 31, 2030
Jean-Briac Perrette
Current Terms	$2,850	200% of Base Salary	$8,500(3)	August 3, 2028
Post-Spin Terms	$2,300	200% of Base Salary	$10,600	December 31, 2029

(1)	Base salary and target bonus amounts for the year in which the Separation occurs to be prorated based on compensation terms in effect for the pre-spin and post spin periods.
(2)

Value of annual equity-based award for the first year in which Mr. Wiedenfels is CEO of Discovery Global will be adjusted with a top-up grant that reflects the higher target value of his annual equity-based award for the prorated portion of the year that he serves as CEO of Discovery Global.

(3)	Target value increased to $9,500,000 for 2025 only; reverts to $8,500,000 thereafter.
(4)	$11,600,000 target for first calendar year post-spin; $10,600,000 target thereafter.

Gunnar Wiedenfels

In addition to the compensation changes described above, upon the consummation of a Separation and Distribution (including prior to a Netflix Merger), in connection with his assumption of the role of CEO of Discovery Global, Mr. Wiedenfels would receive a one-time equity-based award under Discovery Global’s then-effective equity incentive plan with a target grant date value of $15,000,000.

Amy Girdwood

Upon the later of the consummation of a spin-off transaction, including the Separation and Distribution, or July 2, 2026, Ms. Girdwood would be eligible to receive a one-time bonus equal to the sum of her then-current (i) base salary and (ii) target bonus (approximately $2,303,235 based on the exchange rate of 1.35 United States Dollar to 1 Pound sterling recorded as of January 5, 2026).

This summary does not purport to be complete and is qualified in its entirety by reference to (i) the employment agreements of Messrs. Zaslav and Wiedenfels and Mmes. Aiyar, Locke and Girdwood, attached as Exhibits (e)(54), (e)(56), (e)(63), (e)(64) and (e)(65) to WBD’s Schedule 14D-9 filed with the SEC on December 17, 2025 (the “Initial 14D-9”), (ii) the employment agreements and letter amendments of Messrs. Campbell and Perrette, attached as Exhibits (e)(58), (e)(59), (e)(60) and (e)(61) to the Initial 14D-9, and (iii) the amendment to Mr. Zaslav’s employment agreement, attached as Exhibit (e)(62) to the Initial 14D-9, each of which is incorporated herein by reference.

Warner Bros. Discovery Supplemental Retirement Plan

The consummation of the Offer would constitute a “change in control” for purposes of the Warner Bros. Discovery Supplemental Retirement Plan (“WBD SRP”), upon which any unvested discretionary employer contributions to the WBD SRP would become vested. As of January 5, 2026, Ms. Locke has an unvested discretionary employer contribution balance in the WBD SRP of $193,243, and no other executive officers have unvested discretionary employer contribution balances under the WBD SRP.

Item 4. The Solicitation or Recommendation

The subsection entitled “Solicitation/Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with WBD’s independent legal and financial advisors, the WBD Board, at a meeting on January 6, 2026, unanimously concluded that (i) the Offer is not in the best interests of WBD and its stockholders; (ii) the Offer is not a Company Superior Proposal (as defined in the Netflix Merger Agreement); and (iii) the Offer did not meet the standard of being more favorable to WBD stockholders than the Netflix Merger, after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of the Offer.

Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders. Please see “—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” below for further detail.

If you have tendered any of your shares of WBD Common Stock, you can withdraw them. For assistance in withdrawing your shares of WBD Common Stock, you can contact your broker or Innisfree M&A Incorporated (“Innisfree”), located at 501 Madison Avenue, 20th Floor, New York, NY 10022, at the telephone number (877) 825-8777 (toll-free) or (212) 750-5833 (banks and brokerage firms).

A copy of the press release relating to the recommendation of the WBD Board that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock to PSKY pursuant to the Offer is filed as Exhibit (a)(2)(F) hereto and is incorporated herein by reference.

The subsection entitled “Background of the Offer and Reasons for Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Background of the Offer and Reasons for Recommendation

Background of the Offer and the Netflix Merger

The following chronology summarizes the material meetings and events that led to the execution of the Netflix Merger Agreement. This chronology does not purport to catalogue every conversation of, or among, the WBD Board, members of WBD senior management or WBD’s advisors and other parties.

The WBD Board, together with WBD’s senior management, regularly reviews WBD’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen WBD’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included WBD’s strategy as a standalone company and potential opportunities for business combinations, acquisitions, divestitures, partnerships, licensing arrangements, collaborations and other strategic transactions.

During the first quarter of 2024, WBD senior management conducted a due diligence review of Paramount Global, the predecessor to PSKY, during its strategic alternatives review process. The WBD Board, after consultation with WBD senior management, decided not to submit a proposal to acquire Paramount Global.

On December 12, 2024, WBD announced plans to implement a new corporate structure consisting of two operating divisions – global linear networks (the “WBD Global Linear Networks Business”) and streaming and studios (the “WBD Streaming & Studios Business”) – with the goal of enhancing strategic flexibility and creating potential opportunities to unlock stockholder value.

On January 1, 2025, WBD implemented certain transactions to facilitate the movement of entities and assets to align with the two new operating divisions.

On April 28, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and Kirkland & Ellis, LLP (“Kirkland & Ellis”). During the meeting, the WBD Board discussed potential strategic alternatives to create stockholder value, including (i) a potential sale or divestiture of WBD in its entirety and (ii) a potential tax-free separation via a spin-off of the WBD Streaming & Studios Business from the WBD Global Linear Networks Business. Following advice from its tax and legal advisors, the WBD Board understood that it would be restricted from engaging in substantive merger and acquisition (“M&A”) discussions regarding the spun-off entity or the remaining company for a significant period in order to preserve the tax-free nature of a spin-off of the WBD Streaming & Studios Business. The WBD Board acknowledged that this tax constraint would effectively preclude such M&A discussions during the pendency of the separation. Following discussion, the WBD Board authorized management to begin the process of evaluating a spin-off of the WBD Streaming & Studios Business.

On May 7, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of J.P. Morgan Securities, LLC (“J.P. Morgan”), Evercore Group L.L.C. (“Evercore”) and Kirkland & Ellis. During the meeting, the WBD Board reviewed the proposed structure for a potential spin-off transaction, whereby WBD would spin off the WBD Streaming & Studios Business to be a separate, standalone public company with the WBD Global Linear Networks Business as the remaining company. The WBD Board also discussed an alternative structure involving a joint venture for the WBD streaming business, and engaged in a review of the legal, tax and governance implications of such structures.

On June 3, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of J.P. Morgan, Evercore, Kirkland & Ellis and KPMG LLP (“KPMG”). During the meeting, the WBD Board discussed WBD’s updated financial forecast, WBD’s long-range plan for each of WBD’s reporting segments and the strategic rationale for pursuing a spin-off of the WBD Streaming & Studios Business from the WBD Global Linear Networks Business.

On June 5, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Kirkland & Ellis, Evercore, J.P. Morgan and KPMG. During the meeting, the WBD Board discussed the proposed separation transaction, certain legal considerations relating to the proposed separation and the proposed costs for the financing aspects of the proposed separation. The WBD Board focused on strategies to minimize one-time costs and dis-synergies associated with a separation.

On June 9, 2025, WBD announced plans to separate the company, in a tax-free transaction, into two publicly traded companies, consisting of the WBD Streaming & Studios Business and the WBD Global Linear Networks Business, with Mr. Zaslav to serve as President and Chief Executive Officer of the WBD Streaming & Studios Business and Mr. Wiedenfels to serve as President and Chief Executive Officer of the WBD Global Linear Networks Business. WBD indicated that the separation was expected to be completed by mid-2026, subject to closing and other conditions, including final approval by the WBD Board.

Throughout the summer of 2025, WBD’s management and advisors continued to progress the workstreams necessary to effectuate the separation, including tax structuring, capital structure, and regulatory preparations.

On August 12, 2025, the WBD Board held an in-person meeting, which included senior management of WBD and representatives of J.P. Morgan and Wachtell Lipton. During the meeting, the WBD Board discussed (i) the timeline of key separation actions and WBD’s target date for actual separation and (ii) potential M&A activity that might occur either prior to completion of the separation for WBD as a whole or after the separation for either the spun-off entity or the remaining company. The WBD Board reaffirmed its commitment to the spin-off of the WBD Streaming & Studios Business as the clearest path to value creation, noting that WBD’s ability to solicit acquisition proposals was constrained by the tax requirements of the pending separation.

On September 11, 2025, media sources reported that PSKY was preparing a bid for WBD. Following these reports, WBD’s stock price exhibited significant volatility. The WBD Board recognized that PSKY’s approach appeared timed to exploit the period during which WBD was constrained by the tax requirements of the pending separation from marketing the separated businesses to potential bidders.

On September 14, 2025, Mr. Zaslav and David Ellison, Chief Executive Officer of PSKY, met in person at Mr. D. Ellison’s request. At the meeting, Mr. D. Ellison, on behalf of PSKY, proposed to combine WBD and PSKY in a transaction in which WBD stockholders would receive a 60% to 40% cash-stock mix, comprised of $11.40 in cash and 0.404 of a share of PSKY Class B common stock for each outstanding share of WBD Common Stock (the “PSKY September 14 Proposal”). The PSKY September 14 Proposal, which was subsequently delivered in writing, implied a value of approximately $19.00 per share of WBD Common Stock based on PSKY’s trading price at the time of $18.79 per share. The proposal indicated that the acquisition would be funded by a new equity investment in the combined company of approximately $14 billion, which would be “backstopped by [PSKY’s] principal equity holders” (but did not include further details or any proposed equity commitment letters or guarantees), and included executed debt commitment letters from Bank of America Corporation (“BofA”) and Citigroup Inc. (“Citi”) for an aggregate principal amount of $32 billion. With respect to governance rights, the proposal offered non-voting Class B common stock of PSKY as the stock portion of the consideration and suggested that Mr. Zaslav could be the Chairman of the combined company’s board and that PSKY “would also want other WBD directors to join the combined company’s Board.” Mr. D. Ellison outlined his vision for the combined company but provided limited details regarding the regulatory roadmap.

On September 15, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company LLC (“Allen & Company”), J.P. Morgan, Evercore, Debevoise & Plimpton LLP (“Debevoise”), Wachtell Lipton and Covington & Burling LLP (“Covington”). During the meeting, Mr. Zaslav summarized his meeting with Mr. D. Ellison on September 14, 2025, and the WBD Board discussed the potential risks and benefits of the PSKY September 14 Proposal, including in relation to WBD’s previously announced separation plan. The WBD Board noted that the PSKY September 14 Proposal significantly undervalued WBD (taking into account, in particular, that PSKY’s share price was inflated in value relative to its recent unaffected price prior to rumors of a potential transaction), that the proposal lacked details or commitments regarding equity financing, and that the stock consideration offered by PSKY consisted of non-voting Class B common stock of PSKY, ensuring that the Ellison family would retain voting control of the combined entity despite owning a minority of the economic interests in the combined company. The WBD Board agreed to meet again to discuss the PSKY September 14 Proposal after further review by WBD’s financial advisors.

On September 22, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington. During the meeting, the WBD Board discussed the potential risks and benefits of the PSKY September 14 Proposal, and reviewed its fiduciary duties with legal counsel. The WBD Board concluded that the PSKY September 14 Proposal was inadequate in numerous respects – including its insufficient valuation of WBD, PSKY’s overvaluation of the stock component of the PSKY September 14 Proposal, lack of any details or commitments regarding equity financing, governance concerns relating to the dual-class stock structure, and the absence of meaningful protections for WBD stockholders – and would not be in the best interests of WBD and its stockholders. The WBD Board unanimously rejected the PSKY September 14 Proposal.

Also on September 22, 2025, on behalf of the WBD Board, Mr. Zaslav and Samuel A. DiPiazza, Jr., Chair of the WBD Board, sent a letter to Mr. D. Ellison rejecting the PSKY September 14 Proposal. The letter mentioned the substantial progress WBD had made toward executing its publicly announced plan to separate the WBD Global Linear Networks Business from the WBD Streaming & Studios Business, noting that WBD believed this separation would unlock significant value for both businesses and WBD’s stockholders, and that the separation transactions were expected to have no execution risk and to be completed by mid-2026, and would permit WBD stockholders to retain full voting control of both companies in a one-share/one-vote structure. The letter also noted that both of the separated WBD companies may have substantial M&A opportunities, post-separation, to deliver further value for WBD’s stockholders. The letter stated that the WBD Board had unanimously concluded that PSKY’s proposed transaction was inadequate in numerous respects and would not be in the best interests of WBD and its stockholders.

Also on September 22, 2025, Mr. Zaslav had a telephone conversation with Mr. D. Ellison to verbally communicate the WBD Board’s decision to reject the PSKY September 14 Proposal.

Later on September 22, 2025, Mr. D. Ellison called Mr. Zaslav to request that Mr. Zaslav meet with his father, Larry Ellison, to discuss the PSKY September 14 Proposal and PSKY’s interest in acquiring WBD. Mr. Zaslav agreed.

On September 24, 2025, Mr. Zaslav, John Malone, the Chair Emeritus of the WBD Board, and Mr. L. Ellison had a videoconference meeting to discuss the PSKY September 14 Proposal and PSKY’s interest in acquiring WBD. Mr. Zaslav reiterated the reasons for the WBD Board’s decision that were conveyed in WBD’s September 22, 2025 letter to Mr. D. Ellison and the WBD Board’s commitment to the separation plan as a superior path to value creation. Mr. Zaslav also confirmed that the WBD Board would continue to focus on opportunities in the best interests of WBD’s stockholders.

On September 25, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington. During the meeting, Mr. Zaslav discussed his communications with Mr. D. Ellison and Mr. L. Ellison since the September 22, 2025 WBD Board meeting. Mr. Zaslav noted for the WBD Board that the Ellisons had indicated to him that, if a transaction between PSKY and WBD were to occur, Mr. Zaslav would receive a compensation package worth several hundred million dollars. Mr. Zaslav advised the WBD Board that he informed the Ellisons that it would be inappropriate to discuss any such arrangements at that time.

On September 30, 2025, Mr. D. Ellison called Mr. Zaslav to indicate that PSKY would be making a second proposal to acquire WBD.

Later on September 30, 2025, Mr. D. Ellison, on behalf of PSKY, submitted a written proposal to the WBD Board to acquire WBD, in which WBD stockholders would receive a 66.7% to 33.3% cash-stock mix, comprised of $14.67 in cash and 0.376 of a share of PSKY Class B non-voting common stock for each outstanding share of WBD Common Stock (the “PSKY September 30 Proposal”). The PSKY September 30 Proposal implied a value of approximately $22.00 per share of WBD Common Stock based on PSKY’s Class B common stock trading price at that time of $19.50 per share, representing a modest increase from the prior proposal, but retained the same dual-class share structure with no voting rights in the combined company for WBD stockholders, and still lacked details or commitments regarding the required equity financing (stating that the equity financing would be “backstopped by our well-capitalized principal equity holders”). In addition, the proposal offered a reverse termination fee of $2 billion to be paid by PSKY in the event regulatory approvals were not received, and offered Mr. Zaslav the roles of co-Chief Executive Officer and co-Chairman of the board of the combined company.

On October 1, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”). During the meeting, the WBD Board had an initial discussion of the potential risks and benefits of the PSKY September 30 Proposal and WBD’s standalone prospects, and agreed to meet again to discuss the PSKY September 30 Proposal in detail after further review of WBD’s financial advisors.

On October 7, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank. During the meeting, the WBD Board reviewed WBD’s updated forecasts and considered whether to approve WBD’s updated long-range plans. The WBD Board also further considered and discussed the PSKY September 30 Proposal with WBD’s financial advisors. WBD’s management team discussed WBD’s ongoing, publicly announced separation plan, including the high degree of certainty of execution and the substantial benefits and value that the separation was expected to create for WBD and its stockholders. The WBD Board considered and weighed other relative risks and potential benefits of the PSKY September 30 Proposal as compared to WBD’s separation plan, including (i) the uncertain and speculative value of the PSKY share consideration component of the PSKY September 30 Proposal, (ii) certain significant downside risks in the PSKY business, including the significantly leveraged capital structure of the combined business and high degree of dependency on revenues from its linear networks business, and (iii) the possibility of M&A activity involving a broader universe of potential counterparties following completion of WBD’s separation plan when tax impediments to an M&A transaction would be lower. The WBD Board also discussed the regulatory risks associated with the PSKY September 30 Proposal. The WBD Board concluded that the PSKY September 30 Proposal was inadequate in numerous respects and would not be in the best interests of WBD and its stockholders, and unanimously rejected the PSKY September 30 Proposal.

On October 8, 2025, on behalf of the WBD Board, Mr. Zaslav and Mr. DiPiazza sent a letter to Mr. D. Ellison rejecting the PSKY September 30 Proposal. The letter identified with specificity the areas in which PSKY’s proposal fell short, including concerns discussed during the October 7, 2025 WBD Board meeting. In particular, the letter noted (i) that the PSKY September 30 Proposal failed to realize the strategic value of WBD’s businesses and that, in the WBD Board’s view, WBD’s strategic separation transaction would create significantly greater near-term and long-term value (and with greater execution certainty) for WBD and its stockholders, (ii) the uncertain and speculative value of the PSKY share consideration component of the PSKY September 30 Proposal, (iii) certain significant downside risks in the PSKY business, including the highly leveraged capital structure of the combined company and the significant synergies realization that would be required to delever and achieve investment grade credit ratings, (iv) that PSKY Class B shares are non-voting and lack numerous other protections to ensure that WBD stockholders would be treated fairly and have a voice in a combined company’s future and (v) that the PSKY September 30 Proposal did not outline PSKY’s plan to manage the risks inherent in the regulatory review process, which could be substantial and time-consuming, and during which WBD stockholders would not be protected. On the same day, Mr. D. Ellison contacted Mr. Zaslav via text message to arrange a call to discuss the rejection, which Mr. Zaslav agreed to take immediately.

On October 9, 2025, Mr. Zaslav and Mr. L. Ellison had a videoconference meeting to discuss the PSKY September 30 Proposal and WBD’s response thereto.

On October 13, 2025, Mr. D. Ellison, on behalf of PSKY, submitted a written proposal to the WBD Board to acquire all of WBD for an implied value of $23.50 per share, comprised of an 80% to 20% cash-stock mix (the “PSKY October 13 Proposal”). While the headline price in the PSKY October 13 Proposal had increased by $1.50 per share of WBD Common Stock, as compared to PSKY’s prior proposal, the proposal did not provide an exchange ratio for the stock consideration (and therefore the implied value of the stock consideration following the decline in PSKY’s stock price was unclear), continued to consist of a mix of cash and non-voting stock, lacked definitive equity financing commitments for the cash consideration (beyond reiterating that the equity contribution would be “fully backstopped by [PSKY]’s existing equity holders, including the Ellison family and RedBird Capital Partners”), and did not address the WBD Board’s concerns regarding deal certainty, the regulatory review process and governance of the combined company.

Also on October 13, 2025, media sources reported that WBD had received interest from PSKY with respect to a potential transaction.

On October 14, 2025, Mr. D. Ellison sent an email to Mr. Zaslav and Mr. Malone reiterating a desire for PSKY to acquire WBD.

Following the media reports, WBD received unsolicited inbound communications from other strategic parties, including Netflix and Company A, another large media conglomerate. On October 16, 2025, Ted Sarandos, Co-Chief Executive Officer of Netflix, called Mr. Zaslav to discuss Netflix’s interest in acquiring the WBD Streaming & Studios Business. Also on October 16, 2025, the Chief Executive Officer of Company A called Mr. Zaslav to discuss Company A’s interest in a potential transaction combining part of its existing business with the WBD Streaming & Studios Business, and on or about October 16, 2025, the Chief Executive Officer of Company A separately called Mr. Malone to discuss Company A’s interest in acquiring the WBD Streaming & Studios Business. Both Netflix and Company A indicated to WBD management that they had significant strategic interest in the WBD business. However, both parties expressed that they were reluctant to engage in formal substantive discussions at that time given the pending separation and the concern that pre-separation negotiations with WBD regarding a potential acquisition of the WBD Streaming & Studios Business could (i) trigger tax liabilities in connection with the separation that would degrade transaction value or (ii) restrict them from engaging in post-separation M&A discussions with the WBD Streaming & Studios Business for the duration of a tax-related “cooling off” period. Both parties encouraged WBD to contact them if these concerns could be addressed.

On October 20, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank. The WBD Board considered and discussed the PSKY October 13 Proposal with WBD’s advisors. After discussion, the WBD Board determined that the PSKY October 13 Proposal was inadequate, noting that the proposed value was still insufficient and that PSKY again had failed to address the other concerns that the WBD Board repeatedly identified. In light of interest received from Netflix and Company A, however, WBD’s management and advisors discussed with the WBD Board a potential alternative transaction structure involving the spin-off of the WBD Global Linear Networks Business rather than the WBD Streaming & Studios Business. This structure would allow WBD to negotiate a post spin-off strategic transaction involving the WBD Streaming & Studios Business, which would be held by the remaining company following the separation, in a substantially more tax-efficient transaction when compared with a post spin-off strategic transaction involving a spun-off entity holding the WBD Streaming & Studios Business. WBD’s legal and financial advisors discussed the profile of potential bidders, including Netflix, Company A, and PSKY, as well as other large media and technology companies, from a financial and regulatory perspective. Based on the opportunity provided by this structural adjustment, the WBD Board determined it was in the best interests of stockholders to conduct a strategic review enabled by the revised structure. The WBD Board rejected the PSKY October 13 Proposal and authorized the launch of a strategic alternatives review process, in which the WBD Board would consider a range of potential transactions including, but not limited to, continuing with the planned separation of the WBD Streaming & Studios Business from the WBD Global Linear Networks Business, a sale of the entire company, or a sale of one or more of the businesses with a spin-off of the other business to WBD stockholders.

At the same meeting, the WBD Board also noted that the process should proceed as expeditiously and efficiently as practical, in view of the disruption to WBD’s business and the distraction for management and other employees given extensive media leaks and rumors regarding PSKY’s prior proposals.

On October 21, 2025, the WBD Board sent a letter to Mr. D. Ellison rejecting the PSKY October 13 Proposal and called Mr. D. Ellison to discuss the WBD Board’s rejection of the PSKY October 13 Proposal. The letter stated that (i) the “headline price” of $23.50 per share of WBD Common Stock in the PSKY October 13 Proposal failed to provide adequate value to WBD’s stockholders in the context of a sale of control, and given WBD’s available alternatives, (ii) the PSKY October 13 Proposal did not specify any exchange ratio or valuation for the PSKY Class B stock, which comprised 20% of the proposed merger consideration, (iii) the value of the PSKY Class B stock was uncertain and speculative, given its comparatively small public float, limited trading history, price volatility since the closing of the PSKY merger in August 2025, and lack of earnings history, (iv) the PSKY October 13 Proposal would create a company with an unusually high debt level, which WBD estimated to be approximately $66 billion (which would represent close to 5.4x 2026E EBITDA before synergies, a leverage level significantly above industry peers), (v) PSKY did not address WBD’s concerns regarding the regulatory risks inherent in the PSKY October 13 Proposal or the risks to WBD during the likely extended period to closing and (vi) the PSKY Class B common stock has no voting rights and no customary protections for public stockholders, such as from disparate, unfavorable treatment as compared to PSKY’s controlling stockholders in a future sale transaction (a risk noted in PSKY’s own public filings). The letter invited PSKY to participate in the strategic alternatives review process on an equal basis with other interested parties.

Also on October 21, 2025, WBD issued a press release announcing that the WBD Board had “initiated a review of strategic alternatives to maximize stockholder value, in light of unsolicited interest [WBD] has received from multiple parties for both the entire company and [the WBD Streaming & Studios Business].”

Also on October 21, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent draft non-disclosure agreements on behalf of WBD to potential counterparties, including Netflix, PSKY, Company A and Company B, a private holding company and global investment firm.

Also on October 21, 2025, Mr. Zaslav had telephone conversations with the chief executive officers and other senior leaders of approximately eight companies, including PSKY, Netflix and Company A, supplemented by discussions between certain of the potential bidders’ financial advisors and, in accordance with WBD’s directives, representatives of Allen & Company and J.P. Morgan, to discuss WBD’s press release and the WBD Board’s review of strategic alternatives. Over the course of the following days, as directed by the WBD Board, WBD’s senior management and financial advisors contacted approximately five additional potentially interested counterparties.

Also on October 21, 2025, in accordance with the WBD Board’s directives, members of WBD’s management, together with representatives of WBD’s financial advisors, Allen & Company and J.P. Morgan, held separate videoconference meetings with representatives of Netflix, Company A and PSKY and their respective financial advisors to discuss WBD’s strategic alternatives review process.

On October 22, 2025, the WBD Board held a meeting via means of remote communication, which included senior management of WBD and representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Joele Frank. During the meeting, the WBD Board discussed WBD’s recent conversations with potential bidders and was provided with an overview of the process and timeline for the WBD Board’s review of strategic alternatives. The WBD Board reiterated its concern regarding disruption to WBD’s business and the distraction for management and other employees, and its desire that the process proceed as promptly as practical, with an expectation that it might reach a conclusion prior to the December 2025 holiday period, and preferably by WBD’s regularly scheduled board meeting on December 8, 2025.

On October 23, 2025, Company B and WBD executed a non-disclosure agreement.

Also on October 23, 2025, the founder of Company C, an American media company, called Mr. Wiedenfels to signal Company C’s interest in a potential transaction with the WBD Global Networks Business.

On October 26, 2025, Netflix and WBD executed a non-disclosure agreement after brief negotiations between Debevoise and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to Netflix, addressing limited comments.

On October 28, 2025, Netflix was provided with access to WBD’s virtual data room containing documents and information with respect to WBD.

On November 3, 2025, a senior member of the Allen & Company team representing WBD had an in-person meeting with a senior member of the Centerview Partners LLC (“Centerview”) team representing PSKY to discuss PSKY’s interest in acquiring WBD. During the meeting, the senior member of the Centerview team stated that PSKY would need “days, rather than weeks” to complete its due diligence of WBD and that PSKY was committed to following any processes for the proposed transaction established by the WBD Board.

Also on November 3, 2025, Company A and WBD executed a non-disclosure agreement after brief negotiations between Debevoise and counsel to Company A addressing limited comments.

Also on November 3, 2025, Company A was provided with access to WBD’s virtual data room containing documents and information with respect to WBD.

On November 5, 2025, WBD held a management presentation with Netflix, which included senior executives of both companies and representatives of Allen & Company and Evercore and Netflix’s financial advisor, Moelis & Company, LLC.

Also on November 5, 2025, WBD held a management presentation with Company A, which included senior executives of both companies and representatives of Allen & Company, J.P. Morgan and Evercore and Company A’s financial advisors.

Also on November 5, 2025, representatives of Allen & Company, Debevoise and Wachtell Lipton held a videoconference meeting with representatives of Centerview, Cravath, Swaine & Moore LLP (“Cravath”) and Latham & Watkins LLP (“Latham”), counsel to PSKY, to negotiate the draft non-disclosure agreement between WBD and PSKY. PSKY had requested various provisions in the non-disclosure agreement that WBD had not offered any other party, and, in the view of WBD’s legal and financial advisors, included significant changes that might jeopardize the sale process, such as the right to require financial institutions to act exclusively for PSKY and thus not provide financing to any other bidding party.

On November 7, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank. During the meeting, WBD’s senior management and financial advisors updated the WBD Board on the status of the strategic alternatives review process. The WBD Board was advised that WBD and its financial advisors had contacted 13 potential counterparties. Netflix and Company A had quickly negotiated and signed non-disclosure agreements and entered the process. PSKY had been slow to engage and finalize the non-disclosure agreement, indicating through its financial advisor, Centerview, that it would not sign such agreement until after PSKY’s earnings call on November 10, 2025. PSKY had been informed by WBD’s advisors that (i) failure to enter into a non-disclosure agreement would limit the WBD information it would receive, (ii) other interested parties had entered into such agreements and begun their due diligence processes in earnest and (iii) WBD’s transaction process was expected to proceed quickly. Company B also had signed a non-disclosure agreement and expressed an interest in a potential transaction involving the WBD Global Linear Networks Business that was not immediately actionable. Other potential bidders that had been contacted either had declined to participate or did not engage. The WBD Board was advised that interested parties that entered into non-disclosure agreements had been or would be provided with a first-round process letter requesting initial bids during the week of November 17, 2025. In addition, and on the recommendation of the Compensation Committee of the WBD Board, the WBD Board approved (i) an amendment to the amended and restated employment agreement and the stock option agreement previously entered into with David Zaslav in June 2025 to ensure his incentives remain aligned with stockholder interests across various possible transactions under the strategic alternatives review process and (ii) a letter to executive officers with employment agreements contingent on the spin-off of the WBD Streaming & Studios Business to clarify that their employment agreements would likewise take effect if the WBD Global Linear Networks Business were spun off instead.

On November 9, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent process letters on behalf of WBD to Netflix and Company A, which requested that the bidders submit their proposals, including markups of term sheets containing key expected transaction terms, by 12:00 p.m. Eastern time on November 20, 2025.

On November 10, 2025, 19 days after WBD provided an initial draft non-disclosure agreement to PSKY, PSKY and WBD executed a non-disclosure agreement, after negotiations between Debevoise and Wachtell Lipton, on the one hand, and Cravath, on the other hand, in which PSKY sought and was ultimately granted material concessions not provided to other bidders, including with respect to standstill provisions and PSKY’s ability to engage on an exclusive basis with certain identified financing sources and to engage in non-exclusive discussions with other potential financing sources that were not identified in advance to WBD.

Also on November 10, 2025, PSKY was provided with access to WBD’s virtual data room containing documents and information with respect to WBD. In total, approximately 143 individuals associated with PSKY and its representative received data room access. The 143 total individuals who received access included representatives of PSKY and RedBird Capital Partners (“RedBird”), representatives of two investment banks (Centerview and LionTree LLC), representatives of two law firms (Cravath and Latham), three PSKY lending sources (BofA, Citi and Apollo Global Management, Inc. (“Apollo”)), one consulting firm (Bain & Company (“Bain”)) and one finance and tax advisor (Ernst & Young, LLP).

Also on November 10, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent a process letter on behalf of WBD to PSKY. The process letter, consistent with the process letters sent to Netflix and Company A, requested proposals no later than 12:00 p.m. Eastern time on November 20, 2025.

On November 11, 2025, PSKY provided virtual data room access to WBD’s representatives to permit them to conduct due diligence on PSKY’s business.

On November 12, 2025, Andy Gordon, Chief Strategy Officer and Chief Operating Officer of PSKY, had a video conference meeting with a senior member of the Allen & Company team representing WBD to discuss PSKY’s interest in acquiring WBD. During the meeting, Mr. Gordon indicated that (i) WBD should expect that a portion of PSKY’s consideration in its forthcoming proposal would include consideration in the form of PSKY non-voting Class B common stock and (ii) the Ellison family would fully backstop PSKY’s equity commitment in a proposed transaction with WBD.

Also on November 12, 2025, a senior member of the Centerview team representing PSKY and a senior member of the Allen & Company team representing WBD had a telephone call to discuss PSKY’s interest in acquiring WBD. During the call, the senior member of the Centerview team reiterated portions of Mr. Gordon’s conversation earlier that day with Allen & Company, including that WBD should expect that a portion of PSKY’s consideration in its forthcoming proposal would include consideration in the form of PSKY non-voting common stock.

Also on November 12, 2025, term sheets for the documents relevant to the spin-off of the WBD Global Linear Networks Business and the acquisition of the WBD Streaming & Studios Business (the merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement) were made available to Netflix and Company A via email.

Also on November 12, 2025, a term sheet for a merger agreement to acquire WBD was made available to PSKY via email.

On November 13, 2025, senior executives of WBD, together with representatives of Allen & Company, J.P. Morgan and Evercore, held a management presentation with senior executives of PSKY and representatives of Centerview and RedBird. Senior executives of WBD, together with representatives of Allen & Company and J.P. Morgan, traveled to Los Angeles from New York City for this management presentation, and a representative of Evercore attended via means of remote communication. Based on attendance lists provided for the meeting, approximately 74 members of PSKY management, as well as representatives from multiple investment banks, law firms, financing sources, a consulting firm and a finance and accounting firm, attended either in person or remotely.

Also on November 13, 2025, Mr. D. Ellison proposed to meet with Mr. Zaslav the following week, and their meeting was scheduled for November 17.

On November 14, 2025, Mr. Gordon sent a text message to Bruce Campbell, Chief Revenue and Strategy Officer of WBD, stating that the November 13, 2025 WBD management presentation with PSKY was “truly a great presentation.”

On November 16, 2025, Mr. Zaslav had an in-person meeting with Mr. Sarandos to discuss Netflix’s interest in a potential transaction with WBD.

Also on November 16, 2025, drafts of the separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement were made available to Netflix and Company A. A draft transition services agreement previously had been made available to them.

On November 17, 2025, Mr. Zaslav had an in-person meeting with Mr. D. Ellison to discuss PSKY’s interest in a potential transaction with WBD.

Also on November 17, 2025, WBD and its representatives participated in a reverse due diligence meeting with PSKY and its representatives.

Also on November 17, 2025, PSKY and its advisors, Centerview and Bain, participated in a product and technology due diligence meeting with members of WBD management and representatives of Allen & Company.

On November 18, 2025, media sources reported that PSKY had formed an investment consortium with the sovereign wealth funds of Saudi Arabia, Qatar and Abu Dhabi to submit a bid for WBD. Later that day, PSKY issued a statement categorizing these reports as “inaccurate.”

Also on November 18, 2025, a senior member of the Centerview team representing PSKY called a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY denied the publicly reported rumor that PSKY’s forthcoming proposal to acquire WBD would include a consortium of co-investors and stated that PSKY would make a “clean bid for the whole thing.”

On November 20, 2025, a senior member of the Centerview team representing PSKY called a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY noted that PSKY would not be submitting its bid to WBD by the 12:00 p.m. Eastern time deadline set forth in WBD’s process letter and instead PSKY would be submitting its bid “by the end of the day.”

Also on November 20, 2025, WBD received preliminary bids from PSKY, Netflix, Company A and Company C (collectively, the “November 20 Bids”):

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PSKY proposed acquiring all of WBD for $25.50 per share (comprised of $21.68 cash and $3.82 of PSKY non-voting Class B common stock) with no pre-transaction spin-off of a portion of WBD’s business (the “PSKY November 20 Bid”). The PSKY November 20 Bid proposed that WBD stockholders would be able to elect to receive cash or stock subject to an overall split of 85% cash and 15% stock. The PSKY November 20 Bid also provided that Mr. Zaslav would serve as co-CEO and co-Chairman of the combined company and that one additional independent WBD director would join the board of the combined company. The PSKY November 20 Bid included a regulatory termination fee of $5 billion. The PSKY November 20 Bid did not include any equity commitment documentation, but stated that (i) “[t]he Ellison family and Redbird will commit to fund the full $34.5 billion in cash” (emphasis in original), this being the total required equity commitment to fund PSKY’s proposal, and (ii) PSKY “may, at signing, have additional highly capitalized partners.” With respect to debt financing, the proposal included signed commitment letters from BofA, Citi and Apollo for an aggregate principal amount of up to $40 billion contingent on the availability of full equity commitments to fund at closing. The PSKY November 20 Bid also included a markup of the term sheet for the merger agreement.

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Netflix proposed acquiring the WBD Streaming & Studios Business, following the spin-off of the WBD Global Linear Networks Business, for $27 per share (comprised of $22 cash and $5 of Netflix voting stock), which would be in addition to the value WBD stockholders would receive in the spin-off (the “Netflix November 20 Bid”). The Netflix November 20 Bid proposed that WBD stockholders would have an option to elect to receive cash or stock, subject to an overall split of 81% cash and 19% stock. The Netflix November 20 Bid included a regulatory termination fee of $2.8 billion. The Netflix November 20 Bid also included markups of the term sheets for the merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement. The Netflix November 20 Bid did not, nor did Netflix at any other time, extend any offer of future employment to members of WBD management or any Netflix board seats for WBD’s board members.

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Company A proposed combining the WBD Streaming & Studios Business and certain of Company A’s related businesses, following the spin-off of the WBD Global Linear Networks Business, for per share consideration of $3.75 in cash and an amount of stock per share such that WBD stockholders would own 48% of the equity and voting power of the combined company, which would be in addition to the value WBD stockholders would receive in the spin-off (the “Company A November 20 Bid”). The Company A November 20 Bid also proposed to provide WBD stockholders with contingent value rights maturing one year after the closing of the proposed transaction, to provide downside protection value of up to $3.85 per share, if the volume weighted average of the combined company’s stock price for a 20-day period prior to the maturity date was less than $29.50. Based on a variety of valuation assumptions Company A made and set forth in its bid letter, Company A ascribed a “headline price” of $33.25 per WBD share in the Company A November 20 Bid. The Company A November 20 Bid included a regulatory termination fee of $5 billion. Company A’s proposal contemplated an initial combined company board of 11 members, with six designated by Company A and five designated by WBD. The Company A November 20 Bid did not, nor did Company A at any other time, extend any offer of future employment to members of WBD management. The Company A November 20 Bid also included markups of the term sheets for the merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement.

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Company C proposed acquiring Discovery Global and 20% of the WBD Streaming & Studios Business, including WBD’s HBO Max streaming service, for $25 billion in cash (the “Company C November 20 Bid”). The Company C November 20 Bid proposed a 90-day exclusivity period.

On November 21, 2025, Mr. DiPiazza held a meeting with WBD’s senior management and advisors in person and via means of remote communication. During the meeting, the attendees discussed the November 20 Bids. The attendees further noted that the Netflix bid offered superior value and a higher degree of certainty compared to the PSKY bid, and that based on Netflix’s comments on initial term sheets they were expected to cooperate with the planned spin-off of the WBD Global Linear Networks Business in a straightforward manner without requiring material changes in planning. The attendees also noted that the Company A November 20 Bid was less attractive than the Netflix November 20 Bid, given the additional complexity of the proposed transaction, the need to diligence and document a carve-out of the Company A business, additional time needed to enter into the transaction, difficulty in assessing the value of the stock consideration and the low percentage of cash in the proposed consideration mix. The attendees discussed appropriate feedback for each bidder, with the intention of keeping PSKY, Netflix and Company A engaged in the process and improving their proposals. WBD determined that Company C’s proposal was not actionable at that time.

On November 22, 2025, draft merger agreements were made available to PSKY, Netflix and Company A via WBD’s virtual data room.

Also on November 22, 2025, a working group consisting of Mr. DiPiazza, Mr. Zaslav, three other WBD Board members and the Chair Emeritus of the WBD Board met to discuss the initial bids. The working group reviewed and discussed with WBD’s management and legal and financial advisors the guidance to be given to bidders later that day, as well as plans to update the full WBD Board regarding the bid process.

Also on November 22, 2025, members of WBD senior management and representatives of Allen & Company and J.P. Morgan had a meeting with members of PSKY’s senior management and PSKY’s financial advisors to discuss PSKY’s proposal. During the meeting, WBD senior management and WBD’s financial advisors provided feedback to PSKY on its proposal, including that (i) PSKY was behind other bidders on value, (ii) the WBD Board generally viewed cash as more attractive consideration than PSKY’s non-voting stock and (iii) the WBD Board needed further details on the terms of the equity commitment from the Ellison family that would backstop the transaction. Also during this meeting, Mr. Gordon stated that “there would be no CFIUS or Team Telecom review” when he was asked about the language in the PSKY November 20 Bid stating that PSKY may have “additional highly capitalized partners” at signing.

Also on November 22, 2025, members of WBD senior management and representatives of Allen & Company and J.P. Morgan had a meeting with members of Company A’s senior management and Company A’s financial advisors to discuss Company A’s proposal. During the meeting, WBD senior management and WBD’s financial advisors provided feedback to Company A on its proposal, including that (i) Company A should focus on improving the cash portion of its proposal and (ii) Company A’s proposed value had not differentiated it from other bidders.

Also on November 22, 2025, members of WBD senior management and representatives of Allen & Company and J.P. Morgan had a meeting with members of Netflix’s senior management and Netflix’s financial advisors to discuss Netflix’s proposal. During the meeting, WBD senior management and WBD’s financial advisors provided feedback to Netflix on its proposal, including that Netflix should meaningfully raise the amount of its regulatory termination fee and consider a higher valuation for the WBD Streaming & Studios Business.

During the November 22, 2025 meetings among WBD and its financial advisors, on the one hand, and each of PSKY, Netflix and Company A and their respective representatives, on the other hand, representatives of Allen & Company and J.P. Morgan provided an overview to each bidder of the process timeline, including that all bidders would be required to submit a markup of the draft merger agreement by November 26, 2025, Debevoise and Wachtell Lipton would provide feedback on each bidder’s merger agreement markup prior to December 1, 2025, and all bidders would be asked to submit a binding proposal on December 1, 2025. WBD’s financial advisors also informed all parties that they would be asked to complete their confirmatory due diligence prior to submission of their next proposal.

Also on November 22, 2025, representatives of Debevoise and Wachtell Lipton had a meeting by teleconference with representatives of Cravath and Latham to discuss PSKY’s proposal and next steps, including requesting that PSKY provide a markup of the draft merger agreement by November 26, 2025, and a markup of the draft disclosure schedules by November 28, 2025. WBD’s advisors provided guidance to PSKY regarding the WBD Board’s expectations as to the legal components of the transaction, including with respect to certainty and regulatory risks, and noted specifically that PSKY would need to provide committed equity financing.

Also on November 22, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with Skadden to discuss Netflix’s proposal and next steps, including requesting that Netflix provide a markup of the separation and distribution agreement and other ancillary agreements by November 24, 2025, a markup of the draft merger agreement by November 26, 2025, and a markup of the draft disclosure schedules by November 28, 2025.

Also on November 22, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with counsel to Company A to discuss Company A’s proposal and next steps, including requesting that Company A provide a markup of the separation and distribution agreement and other ancillary agreements by November 24, 2025, a markup of the draft merger agreement by November 26, 2025, and a markup of the draft disclosure schedules by November 28, 2025.

On November 23, 2025, a senior member of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY asked whether the PSKY November 20 Bid had been shared with the WBD Board and suggested that he would call WBD Board members to confirm with them directly (which would constitute a violation of PSKY’s non-disclosure agreement with WBD).

Also on November 23, 2025, senior attorneys from Debevoise and Wachtell Lipton spoke by telephone with a senior attorney from Cravath to provide notice that WBD had become aware that PSKY representatives were seeking to engage in direct conversations with members of the WBD Board in violation of PSKY’s obligations under the non-disclosure agreement between PSKY and WBD. WBD’s counsel requested that PSKY and its advisors cease such activities immediately in order to preserve an orderly process fair to all bidders. Such contacts nonetheless continued to occur during the ensuing period.

Also on November 23, 2025, a draft of the separation and distribution agreement schedules was made available to Netflix and Company A via WBD’s virtual data room.

On November 24, 2025, Skadden, on behalf of Netflix, shared markups of the separation and distribution agreement, tax matters agreement, employee matters agreement and intellectual property matters agreement with Debevoise and Wachtell Lipton. Netflix’s markups substantially accepted WBD’s proposed terms, facilitating a rapid path to definitive agreements.

Also on November 24, 2025, WBD and Netflix executed a “clean team” confidentiality agreement to facilitate Netflix’s review of competitively sensitive information.

Also on November 24, 2025, representatives of WBD, J.P. Morgan and Debevoise had a meeting via videoconference with representatives of Citi, BofA and Latham to discuss financing considerations with respect to PSKY’s bid and attempt to assist PSKY in developing solutions that would allow PSKY to present a stronger debt financing proposal. During this meeting, WBD management and WBD’s advisors provided a detailed overview of WBD’s debt capital structure, highlighting the critical need for WBD to refinance its existing bridge loan facilities with permanent capital, in the form of term loans and secured notes, prior to the closing of any transaction to avoid “going concern” risks and ensure capital stability. WBD’s advisors also detailed the mechanics of the pending exchange of approximately $15 billion of existing notes for new junior lien notes, explained that failure to execute this exchange would trigger a penalty of approximately $1.5 billion, and described how they believed WBD’s proposed refinancing and junior lien notes could be integrated with PSKY’s proposed pro forma capital structure.

Also on November 24, 2025, Mr. Zaslav had an in-person meeting with Mr. D. Ellison and Mr. L. Ellison regarding PSKY’s interest in a potential transaction with WBD.

Over the course of November 23 and 24, 2025, Mr. DiPiazza had individual conversations with each member of the WBD Board to update them on the transaction process.

On November 25, 2025, WBD and PSKY executed a “clean team” confidentiality agreement to facilitate PSKY’s review of competitively sensitive information. The execution of this agreement required extensive negotiation regarding the scope of access, as PSKY had initially requested admission for an unusually large number of individuals, including certain personnel that WBD believed were inappropriate for access to highly sensitive competitive data given their roles at PSKY. Once PSKY agreed to a customary and appropriate list of access parties, WBD promptly executed the agreement and provided access to the “clean room.”

Also on November 25, 2025, at WBD’s direction, Allen & Company and J.P. Morgan sent process letters on behalf of WBD to PSKY, Netflix and Company A setting a bid date of December 1, 2025. The parties were advised that they should not expect an additional opportunity to improve their bid after that date and that the WBD Board “intends to select a prospective purchaser who will be invited to execute definitive agreements and effect the Transaction.”

Also on November 25, 2025, representatives of Covington and Debevoise spoke with representatives of Latham with respect to the need for CFIUS and FCC filings in connection with the PSKY bid. Covington and Debevoise emphasized WBD’s strong preference that the terms of any participation by non-U.S. investors should not result in CFIUS or the FCC having jurisdiction over the potential transaction.

Also on November 25, 2025, a senior member of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY (i) offered an apology for suggesting on their previous call on November 23, 2025 that he would contact WBD Board members directly and (ii) mentioned that Mr. Zaslav, Mr. D. Ellison and Mr. L. Ellison had a good meeting on the prior day.

On November 26, 2025, Cravath, on behalf of PSKY, sent a markup of the draft merger agreement, a draft form equity commitment letter, a draft form subscription agreement and a draft form limited guarantee to Debevoise and Wachtell Lipton. PSKY proposed that it would provide on the December 1, 2025 bid date debt commitment letters from BofA, Citi and Apollo and subscription agreements, equity commitment letters and limited guarantees with respect to equity investments by the Ellison family and other equity investors sufficient to cover the purchase price. PSKY did not specify the identities of other equity investors or their proposed investment amounts. PSKY’s draft merger agreement markup proposed, among other things: (i) no collar or other value-protection mechanics on PSKY’s stock consideration, (ii) an end date 12 months after the execution of the merger agreement with two automatic three-month extensions if all closing conditions had been satisfied other than the closing condition relating to obtaining required regulatory approvals, (iii) a $5 billion regulatory termination fee (limited to terminations as a result of antitrust laws or foreign regulatory laws), (iv) a WBD termination fee equal to 4% of the equity value of the proposed transaction, (v) a regulatory efforts covenant including a “reasonable best efforts” standard with a regulatory material adverse effect exception (measured with respect to the combined company), (vi) a “clear skies” provision limited to no acquisitions by PSKY that would reasonably be expected to delay the closing and (vii) interim operating covenants imposing significant restrictions on the operations of WBD during the period between signing and closing that would constrain WBD’s ability to manage its business in the ordinary course. The draft merger agreement also provided that (subject to further discussions) PSKY would have an absolute consent right over the terms of WBD’s refinancing of its bridge loan facility, which was required to occur prior to the filing of WBD’s 2025 annual financial statements, and the right to require that WBD pay approximately $1.5 billion to the holders of certain exchangeable notes in order to facilitate PSKY’s transaction financing (an amount payable under the terms of these notes by December 30, 2026) rather than completing the cost-free exchange of such notes that WBD envisioned. In general, both the volume and substance of PSKY’s comments on the draft merger agreement were significantly more onerous and restrictive in comparison to those received from Netflix.

Also on November 26, 2025, counsel to Company A sent markups of the draft merger agreement, separation and distribution agreement, tax matters agreement, employee matters agreement, intellectual property matters agreement and transition services agreement, as well as a draft stockholders agreement, to Debevoise and Wachtell Lipton.

Also on November 26, 2025, Skadden, on behalf of Netflix, sent a markup of the draft merger agreement, proposing, among other things: (i) an end date 15 months after the signing date with two three-month extension options that either party could exercise unilaterally to obtain approvals required under antitrust laws or foreign regulatory laws; (ii) a $5.6 billion regulatory termination fee; (iii) a $2.8 billion WBD termination fee; (iv) a regulatory efforts covenant including a “reasonable best efforts” standard with a burdensome condition exception that included any action that (a) would reasonably be expected to have a material impact on the business or financial condition of WBD and its subsidiaries, taken as a whole, (b) would have a material impact on the benefits reasonably expected to be derived from the transaction by Netflix or (c) involved, applied to, restricted, or affected the operation, contracts, business or assets of Netflix and its affiliates; and (v) a carveout to the “clear skies” provision to permit ordinary course actions. Netflix’s markup of the draft merger agreement would allow WBD to freely manage its debt capital structure, including refinancing its bridge loan facility and engaging in the junior lien notes exchange subject only to consultation with Netflix and considering its input in good faith.

On November 28, 2025, a working group of the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, such group discussed the merger agreement and other transaction document markups received from all parties on November 24, 2025 and November 26, 2025, and the disclosure schedule markups received on November 28, 2025.

On November 29, 2025, representatives of Debevoise and Wachtell Lipton met via videoconference with representatives of Cravath and Latham to provide feedback on PSKY’s initial markup of the merger agreement and the draft equity financing documents. WBD’s legal advisors emphasized the need for a full equity backstop from the Ellison family for the entire purchase price, and noted the risk inherent in PSKY’s proposal in which the funding obligation of the lead investor was conditioned on the funding of other consortium members. WBD’s legal advisors also noted that PSKY had on numerous occasions conveyed both orally and in writing that the Ellison family would fully backstop the equity commitment, but thus far PSKY had failed to provide any evidence of this commitment. During this meeting, WBD’s legal advisors provided additional feedback on the transaction documents, including specific objections to the complexity and conditionality of PSKY’s proposed equity financing structure, which relied on nested subscription agreements, equity commitment letters and limited guarantees rather than direct commitments. WBD’s legal advisors requested a simplified and clear structure with direct subscription agreements to ensure funding certainty and the ability of WBD to fully enforce the commitments of any investor. They also raised concerns regarding the composition of the equity consortium, noting potential risks associated with non-U.S. investors and the implications for CFIUS and FCC jurisdiction and potentially other regulatory approval requirements. The representatives of Cravath and Latham acknowledged these comments without responding and, when asked how many investors were in the equity consortium, indicated that the number was “single digits” but not yet final. WBD’s legal advisors provided specific feedback on the interim operating covenants, noting that the restrictions proposed by PSKY were extensive and potentially unworkable given the anticipated long period between signing and closing, and expressly requested flexibility for WBD to refinance its existing indebtedness during the pendency of the transaction and to complete the junior lien notes exchange that WBD was required to complete by December 30, 2026 in order to avoid a payment to the applicable note holders of approximately $1.5 billion. Finally, WBD’s legal advisors requested that the “clear skies” provision apply to Mr. L. Ellison and Mr. D. Ellison, each of whom is an “ultimate parent entity” of PSKY for purposes of HSR Act filing requirements, to prevent them from acquiring competing assets or engaging in other transactions that could delay or impede the receipt of regulatory approvals.

Also on November 29, 2025, representatives of Debevoise and Wachtell Lipton held a separate meeting via videoconference with representatives of PSKY’s legal and financial advisors to specifically discuss the debt financing and capital structure aspects of PSKY’s proposal. During this meeting, WBD’s legal advisors objected to PSKY’s proposal to impose a consent right over WBD’s financing activities and the terms of any ultimate financing, explaining that WBD required the flexibility to access the bond markets and to offer prevailing market terms to refinance its bridge facilities without PSKY’s prior approval. WBD’s legal advisors suggested that WBD would be amenable to a consultation right, so that PSKY could provide input on WBD’s refinancing, but not a blocking right. WBD’s legal advisors also noted that the covenants in PSKY’s proposed financing package would force WBD to forego the junior lien notes exchange and incur the $1.5 billion penalty without any compensation from PSKY.

Also on November 29, 2025, representatives of Debevoise and Wachtell Lipton met via videoconference with Skadden to discuss Netflix’s markups. WBD’s legal advisors advocated for a regulatory efforts standard tied to a material adverse effect standard with appropriate carve-outs, broader reverse termination fee triggers to capture non-antitrust regulatory impediments, and a narrower exception to the “clear skies” antitrust covenant. The parties also addressed fiduciary protections, with WBD seeking a more flexible “Superior Proposal” definition and shorter match rights, and Netflix indicating openness to accommodating WBD’s interim operating needs. In contrast to the position taken by PSKY, Netflix indicated that it understood WBD’s need to manage its capital structure during the pendency of the transaction and was amenable to permitting WBD to execute its refinancing plan and the junior lien notes exchange, subject only to an obligation to consult with Netflix.

Also on November 29, 2025, representatives of Debevoise and Wachtell Lipton met via videoconference with counsel to Company A to review Company A’s markups.

On December 1, 2025, a senior member of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, the senior member of the Centerview team representing PSKY stated that (i) certain Middle Eastern investors would be included as part of PSKY’s equity financing consortium in PSKY’s forthcoming bid and (ii) PSKY’s forthcoming bid would not include a CFIUS approval closing condition.

Also on December 1, 2025, WBD received revised bids from PSKY, Netflix and Company A (collectively, the “December 1 Bids”):

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PSKY proposed acquiring all of WBD for $26.50 in cash per outstanding share of WBD Common Stock (the “PSKY December 1 Bid”). The PSKY December 1 Bid included a regulatory termination fee equal to $5 billion and a WBD termination fee equal to 3.75% of the equity value of the proposed transaction. The PSKY December 1 Bid disclosed, for the first time, a consortium of seven investors that would commit an aggregate amount of $37.2 billion, consisting of the Lawrence J. Ellison Revocable Trust u/a/d 01/22/88 (the “Revocable Trust”) ($11.8 billion), the Public Investment Fund (Kingdom of Saudi Arabia) ($10 billion), L’imad Holding Company PJSC (Abu Dhabi) ($7 billion), Qatar Investment Authority (Qatar) ($7 billion), Tencent ($1 billion), RedBird ($300 million) and Affinity Partners ($200 million). The PSKY December 1 Bid did not include any commitment or backstop by any member of the Ellison family, and expressly and fully conditioned each investor’s commitment, including that of the Revocable Trust, on every other investor fully funding their respective commitments. As to each equity investor, the cross-conditioned nature of the equity financing structure created significant funding risk, as the failure of any single investor to fund would automatically relieve the Revocable Trust and every other equity investor of its respective funding obligations. The contemplated equity participation by Tencent, a Chinese technology company, which recently in connection with the acquisition of Paramount Global by Skydance Media, LLC (the “Paramount/Skydance Merger”) had been the subject of significant scrutiny by the U.S. government, and the participation of the Middle Eastern sovereign wealth funds in the equity financing structure, whose investment size and governance rights likely established jurisdiction by CFIUS and potentially other non-U.S. regulators over the PSKY proposal, created additional regulatory risks and related uncertainties. The PSKY December 1 Bid also included certain burdensome restrictions that would apply to WBD during the interim period between signing and closing that were substantially similar to the interim operating period restrictions included in PSKY’s November 26, 2025 markup of the draft merger agreement. Despite WBD’s feedback on November 29, 2025 regarding the need for flexibility in these provisions, PSKY did not meaningfully address the WBD Board’s concerns. PSKY’s proposed definition of “Company Material Adverse Effect” in its markup of the draft merger agreement included in the PSKY December 1 Bid took into account any impacts resulting from these interim operating period restrictions, which created closing risk for WBD. The PSKY December 1 Bid also did not address WBD’s concerns with respect to financing matters, requiring PSKY consent in its “sole discretion” over the terms of WBD’s essential bridge loan refinancing and a blocking right over the junior lien notes exchange necessary to avoid a payment of approximately $1.5 billion.

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Netflix proposed acquiring the WBD Streaming & Studios Business for $27.75 per outstanding share of WBD Common Stock (comprised of $22.50 in cash and $5.25 of Netflix stock per outstanding share of WBD Common Stock) (the “Netflix December 1 Bid”). The stock component of the Netflix December 1 Bid was subject to a symmetrical 10% collar designed to ensure that WBD stockholders received Netflix stock consideration valued at $5.25 per share, provided that the 15-day volume-weighted average trading price of Netflix shares (measured three days prior to the closing) (the “Netflix Average Stock Price”) fell between $98.81 and $120.77. If the Netflix Average Stock Price was less than or equal to $98.81, WBD stockholders would receive 0.0531 of a Netflix share for each outstanding WBD share. If the Netflix Average Stock Price was greater than or equal to $120.77, WBD stockholders would receive 0.0435 of a Netflix share for each outstanding WBD share. As a result, the Netflix December 1 Bid provided that between 112.9 and 137.9 million Netflix shares would be issued to WBD stockholders. The Netflix December 1 Bid included a regulatory termination fee of $5.8 billion and a WBD termination fee of $2.8 billion. Netflix’s revised draft of the merger agreement included with the Netflix December 1 Bid proposed, among other things, (i) that the regulatory termination fee would be payable to WBD solely if the closing did not occur as a result of antitrust laws (and not other regulatory laws) and (ii) the same “reasonable efforts standard” and burdensome condition exception that Netflix proposed in its November 26, 2025 markup of the draft merger agreement. Netflix’s merger agreement markup also included meaningful concessions on the interim operating covenants applicable to WBD during the interim period between signing and closing, and included a statement that Netflix was open to further discussing (i) any flexibility that WBD needed to operate its business in the ordinary course during the interim period between signing and closing and (ii) any interim operating period restrictions in Netflix’s merger agreement markup that WBD viewed as overly burdensome. In contrast to PSKY’s approach, Netflix had a relatively small number of comments of relatively modest significance on the draft transaction agreements, demonstrated a willingness to work collaboratively with WBD to address the WBD Board’s concerns and provided responsive markup language addressing key points raised by WBD’s advisors, including tightening conditions, providing financing flexibility, and modifying interim operating covenants.

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Company A proposed combining the WBD Streaming & Studios Business and certain of Company A’s related businesses for per share consideration of $5.25 in cash and an amount of stock per outstanding share of WBD Common Stock such that WBD stockholders would own 49% of the combined company (the “Company A December 1 Bid”). The Company A December 1 Bid also proposed to provide WBD stockholders with contingent value rights maturing one year after the closing of the proposed transaction, to provide downside protection value of up to $4.81 per share, if the volume weighted average of the combined company’s stock price for a 20-day period prior to the maturity date was less than $30.18 per share. Based on a variety of valuation assumptions Company A made and set forth in its bid letter, Company A ascribed a “headline price” of $35.43 per WBD share in the Company A December 1 Bid. The Company A December 1 Bid included a regulatory termination fee of $5 billion and a WBD termination fee of $2.275 billion.

On December 2, 2025, journalist Charles Gasparino released a report on the X service with details of PSKY’s bid, which was directly attributed to “$PSKY’s reps.” This public disclosure of transaction information violated PSKY’s obligations under its confidentiality agreement with WBD.

Also on December 2, 2025, a working group of the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the group reviewed and discussed the December 1 Bids and prepared to update the full WBD Board later that day.

Also on December 2, 2025, the WBD Board held a meeting in person and via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), along with members of WBD’s senior management. During the meeting, the WBD Board reviewed the bids and discussed the relative merits of, and certain considerations with respect to, the December 1 Bids, including (i) the significant funding certainty concerns with PSKY’s cross-conditioned equity financing structure, (ii) the superior value-protection features in the Netflix December 1 Bid (including the collar on the stock component), (iii) Netflix’s demonstrated willingness to address WBD’s concerns regarding interim operating covenants, (iv) the regulatory implications of including Tencent and Middle Eastern sovereign wealth funds in PSKY’s equity financing structure, (v) the significant concerns presented by PSKY’s inflexibility regarding WBD’s financing needs during the period between signing and closing, including an anticipated cash expense of approximately $1.5 billion that would be payable to the holders of certain exchangeable notes even if PSKY was unable to complete its acquisition of WBD, (vi) the risks associated with delaying WBD’s near-term pending strategic separation transaction to pursue a transaction with PSKY and (vii) the additional time required to properly structure and execute a transaction with Company A. The WBD Board determined that, while there could be strategic merit in the transaction proposed by Company A, the value of the equity portion of Company A’s bid was uncertain, the percentage of cash in Company A’s proposed consideration mix was lower than that of Netflix and PSKY, and the complex transaction structure would require an extended timeline to complete due diligence and documentation. Given that, among other things, Netflix submitted the meaningfully highest bid of the December 1 Bids accompanied by the most readily actionable legal documentation, with few issues remaining to be resolved, the WBD Board unanimously decided to accelerate discussions with Netflix in order to resolve remaining issues in Netflix’s merger agreement markup and other transaction agreements. At the same time, the WBD Board instructed WBD’s management and advisors to remain engaged with Company A and PSKY, and provide them feedback consistent with the WBD Board’s discussions regarding the deficiencies in their proposals. The WBD Board determined to meet periodically during the week, as frequently as daily, as matters developed, with the goal of potentially finalizing and agreeing to a transaction prior to the weekend, depending on the bidders’ responses.

Also on December 2, 2025, WBD management and representatives from Allen & Company had a meeting by teleconference with Netflix representatives to provide feedback on the Netflix December 1 Bid.

On December 3, 2025, Debevoise, on behalf of WBD, sent revised drafts of the merger agreement, separation and distribution agreement, tax matters agreement and intellectual property matters agreement to Skadden, proposing, among other things, (i) that Netflix would be required to take all actions necessary to obtain regulatory approvals, except those that would have a material adverse effect on WBD and its subsidiaries after giving effect to the separation and distribution or would apply to the operation, contracts, business or assets of Netflix, and (ii) that the regulatory termination fee would be payable to WBD if the closing did not occur as a result of any antitrust law or foreign regulatory law.

Also on December 3, 2025, Mr. Zaslav had a telephone conversation with Mr. D. Ellison to provide feedback on the PSKY December 1 Bid. During this call, Mr. Zaslav stated that (i) the PSKY December 1 Bid was not the highest value proposal received by WBD and (ii) PSKY’s proposed equity financing terms raised legal and regulatory complexities that would be challenging for the WBD Board to accept and that PSKY’s proposal should be fully backstopped by the Ellison family and RedBird.

Also on December 3, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with Cravath to provide feedback on legal aspects of the PSKY December 1 Bid. During this call, Debevoise and Wachtell Lipton reiterated the WBD Board’s specific concerns regarding, among other matters, (i) the cross-conditioned nature of PSKY’s equity financing structure and the need for a full backstop from the Ellison family and RedBird, as had been promised repeatedly in PSKY’s earlier proposals to the WBD Board and in conversations among advisors, (ii) the failure of the Ellison family to make any commitments to provide regulatory cooperation that would be required to consummate the transaction, (iii) the presence of Tencent and other non-U.S. investors in the equity financing and resulting regulatory implications, including exposure of the transaction to CFIUS jurisdiction and the potential requirement to make filings in several jurisdictions that would not otherwise be required, (iv) the need for WBD to have flexibility in the interim operating covenants and (v) the need for WBD to have flexibility to manage its debt capital structure during the interim period and to complete the junior lien notes exchange. WBD’s legal advisors specifically identified each of these issues and recommended that PSKY address them in a revised proposal. WBD’s legal advisors informed the representatives of Cravath that the WBD Board would be meeting periodically throughout the week, urged them to provide any revised proposal as soon as feasible and stated they would be available for any follow-up questions.

Also on December 3, 2025, WBD management and representatives from Allen & Company had a meeting by teleconference with PSKY representatives to provide feedback on the PSKY December 1 Bid. PSKY was informed that it had not submitted the highest value proposal, and WBD had significant concerns regarding PSKY’s proposed equity financing structure and bridge refinancing consent right. PSKY was urged to respond in an expeditious manner and informed that the WBD Board was meeting periodically throughout the week.

Also on December 3, 2025, two senior members of the Centerview team representing PSKY had a call with a senior member of the Allen & Company team representing WBD. During the call, a senior member of the Centerview team representing PSKY stated that “not every dollar will come from [Mr. L.] Ellison” when discussing PSKY’s proposal to acquire WBD.

Also on December 3, 2025, members of WBD and PSKY management, together with representatives of Debevoise and Latham, and representatives of Citibank and BofA, met by virtual means to discuss WBD’s serious concerns about the limitations on WBD’s financing activities on which PSKY continued to insist. During this discussion, WBD’s management and legal advisors explained that PSKY’s proposal to permit refinancing only if such debt was “callable at par” was unworkable, as the depth of the term loan market alone was most likely insufficient to refinance WBD’s bridge facility and the bond market would require customary call protection premiums. WBD’s legal advisors emphasized that restricting WBD’s ability to agree to customary call protection in the context of a financing structure that could be assumed by PSKY would effectively preclude WBD from accessing the bond markets, leaving WBD with a precarious capital structure if the transaction failed to close. WBD and its legal advisors also emphasized the significant financial expense that would be borne by WBD if the junior lien notes exchange could not be completed by December 30, 2026 as contemplated.

Also on December 3, 2025, Debevoise and Wachtell Lipton had a meeting by teleconference with Skadden to provide feedback on the legal aspects of the Netflix December 1 Bid. During this call, Debevoise and Wachtell Lipton conveyed the WBD Board’s specific requests and concerns regarding (i) the need for Netflix to improve its regulatory efforts covenant by (A) removing from the definition of “Burdensome Condition” the clause that refers to actions that would have a material adverse impact on the benefits that Netflix reasonably expects to derive from the transaction and (B) removing the ordinary course carveout from the “clear skies” covenant, and (ii) modifying the trigger for payment of the regulatory termination fee to WBD to include failure of the regulatory approvals closing condition or legal restraint closing condition as a result of a governmental order pursuant to any regulatory law (rather than only pursuant to antitrust laws).

Also on December 3, 2025, Mr. Zaslav had a telephone conversation with the Chief Executive Officer of Company A to provide feedback on the Company A December 1 Bid.

Also on December 3, 2025, WBD management and representatives from Allen & Company had a meeting by teleconference with Company A representatives to provide feedback on the Company A December 1 Bid.

Also on December 3, 2025, Netflix agreed in a conversation between Mr. Sarandos and Mr. Zaslav, followed by a discussion among counsel, to strengthen its regulatory efforts obligations and modify its proposal to shift $0.75 of the per share consideration to be paid to holders of WBD Common Stock from Netflix Common Stock to cash.

Also on December 3, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Fried Frank, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the PSKY December 1 Bid and the Netflix December 1 Bid, recapped discussions with the bidders since the previous meeting of the WBD Board and discussed the status of the transaction process generally. After discussion, the WBD Board unanimously resolved that WBD’s management and advisors should finalize documentation with Netflix as soon as possible, in order to be in a position to enter into definitive agreements by the evening of December 4, 2025 should the WBD Board decide to proceed with a transaction with Netflix. The WBD Board also instructed WBD’s management and advisors to remain engaged with the other bidders.

Also on December 3, 2025, Centerview, on behalf of PSKY, conveyed to Allen & Company that PSKY would submit a revised proposal prior to 10:00 a.m. Eastern time on December 4, 2025.

During the evening of December 3, 2025, the litigation boutique Quinn Emanuel Urquhart & Sullivan, LLP (“Quinn Emanuel”), on behalf of PSKY, sent a letter to WBD (the “December 3 Quinn Emanuel Letter”) “express[ing] serious concerns about the fairness and adequacy” of the WBD sale process based on its interpretation of public media reports. The December 3 Quinn Emanuel Letter was sent by Mr. D. Ellison directly to Mr. Zaslav via email, and separately sent by email, by in-person delivery by a litigation delivery services firm, and by overnight courier to four law firms advising WBD and to Allen & Company. The December 3 Quinn Emanuel Letter contained no specific proposals for changes to the transaction documents or valuation that would have improved the PSKY December 1 Bid. The December 3 Quinn Emanuel Letter largely relied for its assertions on partial summaries of inaccurate and incomplete newspaper reports that were not relevant to the evaluation of a potential transaction, while other assertions had no factual basis whatsoever. The December 3 Quinn Emanuel Letter further sought confirmation as to whether WBD had appointed “an independent special committee of disinterested members of its board to consider the potential transaction opportunities” and “strongly urge[d]” WBD to empower such a committee if one did not already exist.

WBD’s legal advisors provided the December 3 Quinn Emanuel Letter to the WBD Board, as requested in the letter. PSKY did not submit any revisions to the PSKY December 1 Bid on December 3, 2025.

Also on December 3, 2025 and on the morning of December 4, 2025, after learning of the December 3 Quinn Emanuel Letter, representatives of PSKY’s legal and financial advisors contacted their respective counterparts to advise that they had been unaware of the December 3 Quinn Emanuel Letter prior to its delivery to WBD and that, in their view, the letter should not have been sent, was “not helpful” and was a “mistake.”

Also on December 3, 2025, Skadden, on behalf of Netflix, sent revised drafts of the merger agreement and other transaction agreements to Debevoise and Wachtell Lipton.

On December 4, 2025, Wachtell Lipton and Debevoise, on behalf of WBD, responded to Quinn Emanuel stating that it had shared the December 3 Quinn Emanuel Letter with the WBD Board and confirming that “the WBD Board attends to its fiduciary obligations with the utmost care, and that they have fully and robustly complied with them, and will continue to do so.”

Also on December 4, 2025, Debevoise, on behalf of WBD, sent revised drafts of the merger agreement, other transaction agreements and disclosure schedules to Skadden. Over the course of the day, Debevoise and Skadden exchanged drafts of these agreements and disclosure schedules in order to finalize their terms.

Also on December 4, 2025, a few hours before the WBD Board’s scheduled meeting, PSKY sent a revised offer for $30 per share in cash (the “PSKY December 4 Proposal”), along with markups of the merger agreement and the disclosure schedules and draft subscription agreements, equity commitment letter and limited guarantee to Debevoise and Wachtell Lipton. The PSKY December 4 Proposal modified the equity financing structure to provide a $40.4 billion backstop from the Revocable Trust, but continued to include significant deficiencies that had been identified by the WBD Board throughout the process, including (i) the lack of any actual commitments or backstop from any member of the Ellison family, a dependency on an opaque Revocable Trust, the creditworthiness of which was not certain and subject to change, deficiencies in the Revocable Trust’s obligations under the proposed equity financing documents, including a monetary damages cap of $2.8 billion on the Revocable Trust’s liability, including in the event of a willful breach, and failure of any member of the Ellison family to make any commitments to provide regulatory cooperation that would be required to consummate the transaction, (ii) continued regulatory uncertainty related to PSKY’s expected equity syndication, (iii) the continued absence of necessary flexibility for WBD to manage its debt capital structure and execute essential refinancing activities during the potentially lengthy period between signing and closing, which, among other adverse consequences, would require WBD to pay a financing cost of approximately $1.5 billion to certain note holders if the contemplated debt exchange offer was not completed by December 30, 2026, and the restriction on WBD’s ability to refinance its bridge loan, and (iv) other interim operating covenants that remained substantially identical to the burdensome restrictions rejected by WBD in the PSKY December 1 Proposal, ignoring the specific feedback provided by WBD’s advisors on November 29, 2025 and December 3, 2025 regarding WBD’s need for reasonable operating flexibility during a potentially lengthy interim period. While PSKY stated in its cover letter that it was prepared to sign “immediately,” the transaction documents included with the PSKY December 4 Proposal would require substantial additional negotiation on key issues that PSKY had declined to address despite multiple rounds of specific feedback from the WBD Board and WBD’s advisors, and were also incomplete in other respects, with footnotes and bracketed provisions.

Also on December 4, 2025, Skadden, on behalf of Netflix, sent a revised draft of the merger agreement to Debevoise and Wachtell Lipton in advance of the WBD Board meeting scheduled for later that day. In its email to Debevoise and Wachtell Lipton, Skadden stated, at the instruction of Netflix:

“We have our client’s signature page in escrow and are prepared to exchange signature pages after your client’s board has met and approved this afternoon. Our client’s expectation is that we will be signed as soon as practicable this evening, and the deal announced before open of market tomorrow morning. We have been instructed by our client to convey that this is our best and final proposal and that if we are not done before open of market tomorrow morning, our proposal shall be deemed withdrawn, null and void. We will withdraw from your process, abandon pursuit of the transaction and terminate discussions.”

Late in the afternoon on December 4, 2025, Mr. Sarandos called Mr. Zaslav to inform him that Netflix was prepared to enter into definitive transaction agreements with WBD that evening, or it would withdraw its proposal and withdraw from the process.

At 4:00 p.m. on December 4, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the WBD Board reviewed the PSKY December 4 Proposal and the status of negotiations with Netflix, and discussed the relative merits of each proposal, including the significant concerns regarding PSKY’s transaction documents that remained unresolved despite the WBD Board’s detailed feedback throughout the process. The WBD Board observed that the PSKY proposal carried significantly higher execution risk than the Netflix proposal for reasons including the absence of a direct and unconditional equity funding backstop from the Ellison family, the uncertain current and future creditworthiness of the Revocable Trust, the lack of any obligations by the Ellisons to provide any regulatory cooperation in connection with the proposed transaction or avoid taking actions to frustrate closing and the financial condition and creditworthiness of PSKY, which is a significantly smaller and more highly leveraged company. In contrast, the WBD Board noted that Netflix is an investment grade public company with a market capitalization in excess of $400 billion.

The WBD Board also noted that, in contrast to Netflix’s responsiveness, PSKY had repeatedly failed to incorporate critical feedback regarding its equity financing, WBD’s need for financing flexibility, and interim operating covenants provided by WBD’s advisors. PSKY’s revised draft continued to restrict WBD from refinancing its bridge loan with standard high-yield notes containing customary call protection, thereby forcing WBD to rely on a potentially insufficient term loan market or seek PSKY’s consent for necessary financing. The WBD Board also observed that PSKY’s expectation that WBD would pay $1.5 billion to certain noteholders by December 30, 2026, in lieu of the planned junior lien notes exchange, would result in a material uncompensated expense in the event of a failed transaction. The WBD Board viewed this lack of flexibility as a significant risk to WBD’s financial stability during the interim period. The WBD Board also considered that, because PSKY’s proposal would require WBD to abandon the Separation and Distribution, any delay or failure to close could deprive WBD stockholders of strategic flexibility and value-creation possibilities of the Separation and Distribution. The WBD Board also viewed the continued refusal of PSKY to provide necessary operating flexibility to create a material risk that the transaction would fail to close or that the business would be materially damaged during a prolonged regulatory review. The WBD Board further took into account advice of WBD’s regulatory advisors that regulatory risk was not a material differentiating factor between the PSKY and Netflix proposals.

The WBD Board considered that the Netflix transaction offered high risk-adjusted value, a strong regulatory package, and financing certainty from a counterparty with an investment-grade balance sheet. By comparison, the WBD Board determined that the risk adjusted, per-share value of the PSKY December 4 Proposal was not superior to the value offered by Netflix, which consisted of $23.25 in cash, plus a number of shares of Netflix Common Stock representing a target value of $4.50, with the exchange ratio to be determined (within a specified collar) based on the 15-day volume-weighted average trading price of Netflix Common Stock (measured three trading days prior to closing), plus the additional value of the shares of Discovery Global that WBD stockholders will receive pursuant to the Separation and Distribution (as further described below). In reaching its determination, the WBD Board considered that (i) Netflix had demonstrated throughout the process a willingness to work collaboratively with WBD and respond constructively to the WBD Board’s feedback, while PSKY had failed to meaningfully address key concerns that the WBD Board and WBD’s advisors specifically had identified in multiple conversations, (ii) Netflix’s proposal provided significant value protection through the collar mechanism, (iii) Netflix’s proposal provided greater closing certainty given Netflix’s strong balance sheet and investment-grade credit rating, (iv) the Netflix transaction included a strong regulatory commitment with a $5.8 billion regulatory termination fee, one of the largest cash termination fees ever agreed, (v) Netflix’s proposal provided WBD with the flexibility to manage its debt capital structure and (vi) the proposed transaction with Netflix would not require WBD to abandon the Separation and Distribution. The WBD Board also considered a number of other relevant factors set forth below (see – “Reasons for Recommendation”).

The WBD Board also considered the respective opinions of Allen & Company and J.P. Morgan rendered to the WBD Board on December 4, 2025, confirmed by delivery of written opinions dated December 4, 2025, as to the fairness, from a financial point of view, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, of the merger consideration to be received by holders of WBD Common Stock (other than, as applicable Netflix, Merger Sub and their respective affiliates) pursuant to the Netflix Merger Agreement.

In light of the above and Netflix’s representations that it would abandon its offer if it were not accepted that evening and would disengage from the process, the WBD Board (i) determined that the terms of the Netflix Merger Agreement and the other transaction documents, including terms related to the Netflix Merger and the Distribution (but in the case of the Distribution, subject to the WBD Board’s final approval thereof prior to the Distribution), were fair to, and in the best interests of, WBD and its stockholders, (ii) determined that it was in the best interests of WBD and its stockholders and declared it advisable to enter into the Netflix Merger Agreement and the other transaction documents, (iii) approved the execution and delivery by WBD of the Netflix Merger Agreement and the other transaction documents, the performance by WBD of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Netflix Merger Agreement and the other transaction documents, including the Netflix Merger (but in the case of the Distribution, subject to the WBD Board’s final approval thereof prior to the Distribution), on the terms and subject to the conditions set forth therein and (iv) resolved to recommend that the stockholders of WBD approve the Netflix Merger and adopt the Netflix Merger Agreement and directed that the Netflix Merger Agreement be submitted to the stockholders of WBD for their adoption.

At approximately 5:00 p.m. on December 4, 2025, while the meeting of the WBD Board to consider the various proposals was ongoing, Mr. Zaslav received a text message from Mr. D. Ellison. Notwithstanding that PSKY had been repeatedly advised that it should not expect an additional opportunity to improve its bid after the December 1, 2025 bid date, and that PSKY had nonetheless been given an opportunity to do so, the message stated that PSKY’s offer of a few hours earlier was not “best and final.” A representative of Evercore previously had received a similar text message from a representative of Centerview at approximately 4:30 p.m. Neither Evercore nor Mr. Zaslav responded to these messages as they did not present any actionable improved proposal for consideration and it would not have been appropriate to do so in the midst of the WBD Board’s deliberations.

Later in the evening on December 4, 2025, WBD entered into the Netflix Merger Agreement. Consistent with the express terms of the Netflix Merger Agreement, WBD and its advisors did not engage further in discussions with Company A or PSKY.

On the morning of December 5, 2025, WBD and Netflix issued a joint press release announcing the execution of the Netflix Merger Agreement. Later that day, counsel for WBD sent notices to counsel for Company A and PSKY requiring them to comply with the “return or destroy” provisions of their respective non-disclosure agreements with WBD, and to certify such compliance within five business days, as required by those agreements.

On December 8, 2025, PSKY launched the December 8 Offer, in which it proposed to acquire WBD on substantially the same terms as the PSKY December 4 Proposal. Despite having had the opportunity to review the publicly filed Netflix Merger Agreement and accept its more favorable terms, including enhanced regulatory efforts commitments, a higher regulatory break fee, the ability to refinance the WBD bridge facility and to complete the junior lien notes exchange, as well as more flexible interim operating covenants and representations and warranties, PSKY launched the December 8 Offer on the same terms (with additional conditions related to the December 8 Offer) that the WBD Board had found deficient throughout the sale process. The December 8 Offer did not address any of the deficiencies in PSKY’s equity funding proposal that were specifically and consistently noted to PSKY by WBD and its advisors in their responses to PSKY’s prior proposals. The December 8 Offer also failed to provide, as is common in such circumstances, that PSKY would bear the expense of the termination fee owed to Netflix under the terms of the Netflix Merger Agreement, if the WBD Board were to decide to terminate the Netflix Merger Agreement in order to enter into an alternative transaction with PSKY.

Later in the day on December 8, 2025, WBD issued a press release stating that (i) PSKY had commenced an unsolicited tender offer to acquire all of the outstanding shares of WBD Common Stock, (ii) consistent with its fiduciary duties and in consultation with WBD’s independent financial and legal advisors, the WBD Board will carefully review and consider PSKY’s offer in accordance with the terms of the Netflix Merger Agreement, (iii) the WBD Board is not modifying its recommendation with respect to the Netflix Merger Agreement, (iv) WBD intends to advise its stockholders of the WBD Board’s recommendation regarding the December 8 Offer within 10 business days and (v) WBD stockholders are advised not to take any action at this time with respect to the December 8 Offer.

Also on December 8, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the December 8 Offer and proposed next steps.

On December 10, 2025, PSKY released a letter addressed to WBD’s stockholders. The letter stated that the Revocable Trust would “happily address [concerns about the terms of the equity financing] in the transaction documentation,” but failed to mention that PSKY had declined to address specific concerns raised by WBD on several occasions. Counsel for PSKY also sent a similar “return or destroy” notice with respect to PSKY confidential information to counsel for WBD, and to certify such compliance within five business days.

On December 15, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Joele Frank, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the status of the December 8 Offer, including the timeline for WBD’s response and the legal requirements relating to the Schedule 14D-9. Representatives of Debevoise and Wachtell Lipton reviewed fiduciary duty considerations applicable to the WBD Board in evaluating the December 8 Offer, as well as the provisions of the Netflix Merger Agreement relating to a potential change of recommendation and the termination fee that would be payable to Netflix in certain circumstances pursuant to the Netflix Merger Agreement. The WBD Board discussed various considerations with respect to the December 8 Offer, including the value of the December 8 Offer, taking into account numerous risks and uncertainties relating to the December 8 Offer, as well as the benefits of the Netflix Merger and the Separation and Distribution (see “—Reasons for Recommendation”). Following discussion, the WBD Board directed WBD’s management and advisors to prepare a substantially final version of the Initial 14D-9 prior to finalizing its decision on whether to recommend in favor of or against the December 8 Offer.

On December 16, 2025, the members of the WBD Board executed a unanimous written consent to recommend that WBD stockholders reject the December 8 Offer and not tender their shares of WBD Common Stock pursuant to the December 8 Offer and to recommend the Netflix Merger Agreement.

On December 17, 2025, WBD filed the Initial 14D-9.

On December 22, 2025, PSKY filed the December 22 Amendment.

On December 23, 2025, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management. During the meeting, the WBD Board discussed the Offer as amended by the December 22 Amendment. The WBD Board discussed certain improvements and continuing deficiencies in the Offer compared to the terms proposed in the December 8 Offer, including the guaranty to be provided by Mr. L. Ellison and the Revocable Trust and other changes to the equity financing arrangements, as well as the increased reverse termination fee. The WBD Board noted that the Offer contained many of the same deficiencies as the December 8 Offer, including that (i) PSKY still had not agreed to reimburse WBD for the termination fee that would be payable to Netflix under the Netflix Merger Agreement if WBD were to terminate such agreement in order to accept the Offer, and (ii) PSKY’s proposed merger agreement still included onerous restrictions on WBD during the period between signing and closing, including restrictions on WBD’s ability to refinance its bridge loan and consummate its proposed notes exchange.

Also at its December 23, 2025 meeting, the WBD Board decided to establish an ad hoc transaction committee with Messrs. Paul Gould, Joey Levin, Anton Levy and Geoffrey Yang as initial members (the “Transaction Committee”) for the purposes of (i) providing oversight to WBD’s management and external advisors in the evaluation and negotiation of potential strategic transactions with Netflix or PSKY and (ii) facilitating the full WBD Board’s consideration of such transactions, with the ultimate decision-making authority with respect to any such transactions remaining with the full WBD Board.

On December 25, 2025, news reports circulated that PSKY was considering abandoning the Offer and pursuing litigation against the WBD Board related to the sales process, an option that PSKY reportedly refers to internally as “DEFCON 1.”

On December 30, 2025, the Transaction Committee held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management. During the meeting, the Transaction Committee discussed key considerations with respect to the Offer as amended by the December 22 Amendment, and instructed WBD’s advisors to commence drafting a responsive Schedule 14D-9 amendment for review by the Transaction Committee.

On January 4, 2026, the Transaction Committee held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management. During the meeting, the Transaction Committee reviewed material portions of a draft Schedule 14D-9 amendment responding to the Offer, and provided feedback to WBD’s management and advisors.

On January 6, 2026, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. Representatives of Debevoise and Wachtell Lipton reviewed fiduciary duty considerations applicable to the WBD Board in evaluating the Offer as amended by the December 22 Amendment. The WBD Board discussed various considerations with respect to the Offer, including the value of the Offer, taking into account numerous risks and uncertainties relating to the Offer, as well as the benefits of the Netflix Merger and the Separation and Distribution (see “—Reasons for Recommendation”). Following discussion, the WBD Board unanimously determined to recommend that WBD stockholders reject the Offer and not tender their shares of WBD Common Stock pursuant to the Offer, and to recommend the Netflix Merger Agreement for adoption by WBD’s stockholders. The WBD Board directed WBD’s management and advisors to prepare and file the Schedule 14D-9 amendment reflecting its recommendation.

On January 7, 2026, WBD filed this Amendment.

Reasons for Recommendation

The WBD Board has unanimously concluded that (i) the Offer is not in the best interests of WBD and its stockholders; (ii) the Offer is not a Company Superior Proposal (as defined in the Netflix Merger Agreement); and (iii) the Offer did not meet the standard of being more favorable to WBD stockholders than the Netflix Merger, after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of the Offer.

Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders.

In evaluating the Offer, including the December 22 Amendment, the WBD Board consulted with WBD’s legal and financial advisors and WBD’s management and, in reaching its conclusion and making its recommendation to the stockholders, took into account numerous factors.

The WBD Board unanimously determined that the Offer, after taking into account the December 22 Amendment, is not more favorable to WBD stockholders than the Netflix Merger and continues to be inadequate given, among other things:

•	The Offer’s insufficient value, taking into account price and numerous risks, costs and uncertainties.

•	The risk-adjusted value offered by PSKY is inadequate and not superior when compared to the Netflix Merger.

•	The Offer is entirely at PSKY’s discretion – PSKY can reduce the price, impose new conditions, or walk away entirely at any time prior to its acceptance of tendered shares.

•	Significant costs and other adverse terms for WBD and its stockholders in the PSKY Merger Agreement.

•

WBD would be required to abandon the Separation and Distribution of Discovery Global, a strategic priority of WBD that will afford Discovery Global enhanced strategic, operating and financial flexibility as well as opportunities for value creation for WBD stockholders.

•

The PSKY Merger Agreement would result in WBD incurring $4.7 billion in unreimbursed costs ($2.8 billion upfront termination fee to Netflix, approximately $1.5 billion financing cost and $350 million incremental interest expense).

•	PSKY’s proposed restrictions on WBD’s ability to refinance its $15 billion bridge loan would result in additional expense and business risk.

•

The $5.8 billion regulatory termination fee would be reduced to $1.1 billion (1.4% of the transaction equity value), after adjustment for the above costs, if the transaction were terminated as a result of a regulatory failure.

•

The PSKY Merger Agreement has onerous interim restrictions on WBD’s ability to manage its business in the ordinary course during the 12-to-18-month period to closing, with potential risks for WBD’s business as well as transaction closing risk.

In comparison to the Netflix Merger, these factors are highly unfavorable to WBD and its stockholders.

•	Risks that jeopardize certainty of closing the Offer.

•

PSKY’s proposed transaction is effectively the largest leveraged buyout (“LBO”) in history by a wide margin, requiring new financing of $94.65 billion; large LBO transactions present additional risk and several of the largest LBOs have failed to close on the initially agreed-upon terms.

•

The Offer requires a large amount of new debt financing ($54 billion), resulting in $87 billion in total pro forma gross debt and an estimated gross leverage ratio for the combined company of 7x 2026E EBITDA before synergies.

•	PSKY’s financial condition is not strong, and its credit is already rated “junk” by S&P.

•

PSKY has negative free cash flow that may be further burdened by substantial new financial commitments, and its financial profile raises concerns that PSKY, its equity and/or debt financing sources may seek to avoid their obligation to close or renegotiate the transaction.

•	PSKY’s ability to obtain debt financing is conditioned on providing a solvency certificate with respect to a highly leveraged capital structure to its lenders.

•	PSKY has been aggressive in its engagement with WBD, has retained litigation counsel and has threatened litigation.

In comparison to the Netflix Merger, these factors are highly unfavorable to WBD and its stockholders.

•	Adverse consequences to WBD and its stockholders if the PSKY Merger Agreement were entered into and the transaction failed to close for any reason.

•	A damages award is unlikely to compensate WBD and its stockholders for the lost value of the Netflix Merger.

•	WBD stockholders will have failed to realize the benefits from the Separation and Distribution.

•

WBD’s business may be impaired from the restrictive interim operating covenants repeatedly required by PSKY and may suffer from employee and talent loss, which could require significant time to rebuild WBD’s competitive position.

•	WBD will have incurred approximately $4.7 billion in costs as a result of the PSKY Merger Agreement, which amount would not be reimbursed by PSKY.

•	The PSKY net regulatory termination fee will be unusually low (1.4% of the transaction equity value) and inadequate to compensate WBD, taking into account the unreimbursed costs noted above.

In comparison to the Netflix Merger, these factors are highly unfavorable to WBD and its stockholders.

•	Several other considerations further described below.

The factors the WBD Board considered in reaching this conclusion included, but were not limited to, the following:

I.	Insufficient value represented by the Offer, taking into account the value of the Offer as well as the numerous risks and uncertainties associated with the Offer.

•

The risk-adjusted value of the Offer is not superior to the Netflix Merger. The WBD Board determined that the per share value of the Offer, which remains unchanged since the December 8 Offer, and which PSKY’s representatives have repeatedly stated is not PSKY’s “best and final” offer, is subject to significant risks and continues to be inferior to the value offered by the Netflix Merger, which consists of $23.25 in cash, plus a number of shares of Netflix Common Stock, representing a target value of $4.50, with the exchange ratio to be determined (within a specified collar) based on the 15-day volume-weighted average trading price of Netflix Common Stock (measured three trading days prior to closing), plus the additional value of the shares of Discovery Global that WBD stockholders will receive pursuant to the Separation and Distribution.

The WBD Board considered that, given Netflix’s strong track record and financial condition, the consideration offered by Netflix provides WBD stockholders both value certainty, by virtue of the substantial cash component, and future value creation potential from the stock portion of the Netflix Merger.

PSKY’s claim that the merger consideration in the Netflix Merger can be reduced depending on the net debt allocated to the Discovery Global business is misleading. The debt allocation mechanism in the Netflix Merger is advantageous to WBD and provides it with flexibility to optimize the capital structure of Discovery Global. PSKY’s assertion ignores the fact that any such reduction in the debt allocated to Discovery Global is entirely at WBD’s discretion and also increases the value of the Discovery Global business, which would benefit WBD stockholders in the Separation and Distribution. As such, the debt allocation mechanism does not result in a reduction in the total value received by WBD stockholders.

•

The Separation and Distribution will create additional value for WBD stockholders. Accepting the Offer would deprive WBD stockholders of this value. The Separation and Distribution will afford Discovery Global enhanced strategic, operating and financial flexibility, including to pursue accretive investments and M&A opportunities or realize a future control premium for stockholders.

While PSKY continues to point to Comcast’s Versant as a comparable public company, Discovery Global’s business has greater scale and profits, with a geographically diversified footprint and strong international presence — including a leading global news platform (CNN), international free-to-air broadcasters, and a streaming product (Discovery+) that generates substantial revenue. Discovery Global’s assets reach viewers across 200 countries and territories and include significant sports assets both in the U.S. and internationally (i.e., TNT Sports U.S., Bleacher Report, Eurosport), and include the rights to high-profile sporting events, such as MLB, NHL (including the Stanley Cup Finals), NCAA Men’s March Madness, College Football Playoffs, the French Open and the Olympics on Eurosport.

Under the terms of the Netflix Merger Agreement and related transaction documents, WBD stockholders will also benefit from a step-up in the tax basis of the assets of Discovery Global at the closing of the Netflix Merger. The expected capital structure of Discovery Global following the Separation and Distribution will include long-dated, low-rate indebtedness without restrictive operating covenants, which will position Discovery Global to further enhance the Discovery Global equity value for WBD stockholders.

•

Significant loss of value and WBD costs if the PSKY Merger Agreement is entered into, but not consummated. The WBD Board also considered that entering into the PSKY Merger Agreement will impose substantial, non-reimbursed costs on WBD.

WBD would be required to pay a $2.8 billion termination fee to Netflix in order to accept the PSKY Merger Agreement or if the WBD Board changed its recommendation with respect to the Netflix Merger. PSKY has not committed to fund this WBD cost, despite the fact that the prevailing practice of would-be overbidders (and the well-established expectation of target companies) is for the party attempting to make a superior proposal to a binding transaction to agree to do so. In the 16 successful over-bid situations for publicly listed companies in the U.S. or Canada since January 1, 2020, 13 of the bidders attempting to make a superior proposal agreed to pay the termination fee; and in one of the other three situations, the termination fee was only $6.8 million, compared with the $2.8 billion fee that would be paid by WBD. In addition, in the recent Pfizer-Metsera bidding process (December 2025), Novo Nordisk, as part of its attempt to make a superior proposal, agreed to pay the applicable termination fee if its proposal was accepted.

Furthermore, as a result of restrictive covenants that PSKY continues to propose in the PSKY Merger Agreement, WBD would be unable to, without PSKY’s consent, comply with its contractual obligation to make a debt exchange offer that, if not undertaken by December 30, 2026, would require WBD to incur an approximately $1.5 billion financing cost.

This total amount of $4.3 billion in immediate and near-term costs, combined with approximately $350 million of associated interest expense,1 represents a loss of value to WBD and its stockholders of approximately $1.79 per share of WBD Common Stock, on a pre-tax basis. If the PSKY merger was not consummated for any reason, these costs would be borne by WBD and its stockholders, and if the PSKY merger was terminated as a result of a regulatory failure, and PSKY owed WBD the $5.8 billion regulatory termination fee, these upfront costs effectively reduce that termination fee to only $1.1 billion.

	Netflix	PSKY
Amount of the regulatory termination fee	$5.8 billion		$5.8 billion
minus payment of the termination fee to Netflix	0	- $	2.8 billion
minus the WBD financing cost	0	- $	1.5 billion
minus associated interest expenses	0	- $	0.4 billion

Net amount received by WBD (pre-tax)	$5.8 billion		$1.1 billion

PSKY has had ample opportunity to address these concerns and put WBD in a comparable position to the Netflix Merger Agreement, but has continually failed to do so.

[1]	Reflects compound interest at 7% per annum, for 18 months for the $2.8 billion termination fee payable to Netflix and six months for the $1.5 billion WBD financing cost.

II.

PSKY’s ability to consummate the Offer — which would effectively be the largest LBO in history — hinges on extraordinary amounts of debt and equity financing, raising significant risks with respect to transaction certainty.

•

The Offer, if accepted, would be the largest LBO in history, creating a highly leveraged combined company, with associated closing risk that does not exist in the Netflix Merger. PSKY is proposing to finance the Offer with $40.65 billion of equity financing and $54 billion of new debt financing. The combined new financing amount of $94.65 billion would dwarf PSKY’s current market capitalization of approximately $14 billion. The Offer would effectively be the largest LBO ever, with $87 billion of total pro forma gross debt.

The WBD Board considered that LBOs, by their nature, entail certain risks to closing certainty because the acquiror is dependent on the ability and willingness of multiple third parties to provide the requisite funding in a highly leveraged capital structure. To the extent that there are adverse changes in the financial condition or prospects of the business of the acquiror or the target company (or both), or adverse developments in financing markets or the broader economy, several large LBOs have illustrated the risk that acquirors or their financing sources can, and do, seek to assert failures of closing conditions in order to terminate a transaction or renegotiate transaction terms to achieve, for example, a price reduction (such as the acquisition of Twitter by Elon Musk). In some cases, large LBOs have failed to close due to alleged insolvency risks (such as the acquisition of BCE Inc. by an investment consortium, which would have been the third largest LBO ever, but failed to close when financial advisors could not confirm that the company would be solvent after the acquisition). These risks do not apply to the Netflix Merger, given its large market capitalization, significant free cash flow and investment-grade credit rating.

The WBD Board considered the risks inherent in the LBO structure of PSKY’s Offer, as currently structured, and, as summarized further below, determined that these risks are exacerbated by the unusually large amount of required financing, the highly leveraged capital structure of the combined company, the long expected period between signing and closing and the possibility that PSKY’s or WBD’s businesses could decline over the interim period, including due to recent business decisions by PSKY and restrictive covenants PSKY would impose on WBD pursuant to the PSKY Merger Agreement.

•

PSKY already has a “junk” credit rating, which would be further impaired if the Offer is consummated. PSKY is rated BB+ by S&P Global Ratings, which is a “junk” grade credit rating, and it has a similarly low Baa3 / Negative rating from Moody’s Ratings. The combined PSKY-WBD company would have an estimated gross leverage at an illustrative December 31, 2026 closing date of approximately 7x 2026E EBITDA before synergies — a level that would be substantially in excess of peer companies. PSKY’s deleveraging plan is substantially dependent on its aggressive, highly speculative target of realizing $9 billion of total synergies, including $3 billion from the Paramount/Skydance Merger and $6 billion from the proposed acquisition of WBD. The WBD Board notes that this proposed $6 billion of synergies would represent a very significant percentage of WBD’s expected consolidated standalone EBITDA for 2026. Even if achievable, these synergies will take time to realize, and will require significant upfront one-time costs to achieve, which would present additional challenges given the combined company’s high leverage.

This aggressive capital structure and considerable leveraged debt load by their nature impose risks regarding the ability (and willingness) of PSKY to consummate the closing, which risks are not present in the Netflix Merger.

•

PSKY’s financial and operating condition pose significant challenges to its resiliency — including negative free cash flows with a high degree of dependency on its legacy linear business and expensive multi-year programming and sports licensing deals. Wall Street equity research analysts expect PSKY to generate standalone 2026E free cash flow losses of approximately $400 million for 2026E, with its linear business representing more than 80% of its EBITDA. PSKY is substantially reliant on its declining linear business for free cash flows to fund its operating and financing activities.

In addition, the WBD Board considered that certain fixed obligations that PSKY has incurred or may incur prior to closing could undermine its financial condition. For example, PSKY has recently entered into substantial multi-year programming and sports licensing deals, both domestic and international, for which it will begin to bear significant fixed financial costs going forward — including UFC (average of $1.1 billion per year, which is double the amount that ESPN had previously been paying), South Park (reportedly $300 million per year), UEFA and the Duffer brothers. These additional financial commitments may further strain its cash flow and financial condition in the near term. PSKY’s business could also be negatively impacted by a renegotiation of NFL rights associated with the league’s right to renegotiate early, which could create further headwinds to PSKY’s financial profile. These exogenous risks to PSKY’s financial and operating condition are heightened by the expected lengthy period between signing and closing (which is currently expected to be 12 to 18 months).

In comparison, Netflix has a strong operating history and significant positive free cash flow.

•

The financial pressures on PSKY, as well as the unusually large amount of acquisition financing it requires to complete the Offer, pose a risk that PSKY, its equity financing sources and/or debt financing sources may attempt to avoid their obligation to fund and close the transaction if there are adverse declines in the business. In light of the challenges facing PSKY’s business, the current structure of the Offer and the highly leveraged nature of the combined company, there is a risk that if there are significant business declines, PSKY, its equity financing sources and/or its debt financing sources may assert that the combined company would not be solvent after giving effect to the closing. If PSKY fails to deliver a compliant solvency certificate to the banks, PSKY’s financing providers would be relieved of their obligation to provide the debt financing, and the Revocable Trust and RedBird would then be relieved of their equity funding obligations and the transaction could not close.

In that scenario, WBD would likely be unable to obtain a remedy of specific performance to consummate the Offer (given PSKY’s inadequate balance sheet), with its recourse limited to pursuing a claim for monetary damages in the context of a failed transaction for WBD stockholders. Obtainable damages would not fully compensate WBD and its stockholders for the lost value from PSKY’s failure to close, including the potential damage to WBD’s business, and the loss of value to WBD stockholders from the abandonment of the Netflix Merger Agreement and the Separation and Distribution.

These closing risks are not hypothetical — there have been several examples of large LBO-type transactions in which the acquiror has asserted, at or shortly before closing, either that there has been a material adverse effect (such as in Musk’s acquisition of Twitter, which only closed after litigation) or that events have resulted in the acquiror’s inability to obtain requisite financing, in an effort to avoid the closing or to seek a price reduction (as with the acquisition of BCE Inc., which failed to close).

These risks cannot be ignored in the context of the unprecedented size of PSKY’s contemplated LBO and its financial profile. The WBD Board’s assessment of these risks was further colored by PSKY’s use of aggressive legal tactics in its engagement with WBD throughout the process, as further described below, and the fact that litigation could potentially be used as a tactic to delay the closing beyond the expiration date of PSKY’s debt financing commitments.

•

In contrast, Netflix is an investment-grade company with a current market capitalization of approximately $400 billion, and does not present this degree of closing risk. The WBD Board determined that these risks associated with the Offer and PSKY’s financial condition should be viewed in the context of the other alternative available to WBD and WBD stockholders — namely, the Netflix Merger, which is supported by the robust financial condition and strong balance sheet of Netflix. In contrast to PSKY, Netflix is a substantially larger and investment-grade public company, with a materially healthier credit profile, and standalone 2026E free cash flow expected to exceed $12 billion based on Wall Street equity research analyst reports.

III.

There are substantially greater risks and losses for WBD and its stockholders if the Offer is accepted but then fails to close, than if the Netflix Merger fails to close. These risks could impact WBD’s financial condition, strategic flexibility and business operations and could be material to WBD’s future as an independent company.

•

Upfront requirement to pay the $2.8 billion termination fee. As described above, in order to accept the Offer, WBD would need to pay Netflix a $2.8 billion termination fee, which PSKY has not proposed to fund or reimburse, contrary to prevailing market practice.

•

Restrictions on WBD’s business during the interim period, which could adversely impact the business and contribute to a “Company Material Adverse Effect.” As compared to the Netflix Merger, the Offer would impose more onerous operating restrictions on WBD’s ability to conduct its business during the expected lengthy period between signing and closing. These restrictions could impair WBD’s financial condition and ability to maintain our competitive position in the markets in which we operate. For example, WBD’s ability to enter into, modify, renew or terminate affiliation agreements, which the WBD Board considers to be an essential element of WBD’s normal operations, would be severely limited by the PSKY Merger Agreement (but not by the Netflix Merger Agreement).

These proposed restrictions on WBD’s ability to manage and mitigate the risks facing its business could create a risk that PSKY may assert there has been a Company Material Adverse Effect and thereby jeopardize closing certainty. In contrast to the Netflix Merger Agreement, such a claim could be based on adverse developments relating to WBD’s Discovery Global business and/or adverse effects resulting from actions taken, or failed to be taken, pursuant to the interim operating covenants.

These risks are compounded by the expected lengthy period between signing and closing (12 to 18 months), over the course of which either WBD’s or PSKY’s businesses could decline, either of which could put pressure on PSKY’s ability or willingness to consummate the Offer—especially in light of the financial condition and existing leverage of PSKY.

The Netflix Merger Agreement contains significantly more favorable terms for WBD on these matters. PSKY has now had weeks to review the publicly filed Netflix Merger Agreement, but has declined to match these important aspects of the Netflix Merger Agreement that are more favorable to WBD and its stockholders.

•

WBD financing cost of $1.5 billion. The restrictions on WBD during the interim period proposed by the Offer would prevent WBD from completing its contemplated debt exchange offer, as discussed above. The Offer does not address this cost — despite the fact that WBD has repeatedly flagged this concern for PSKY’s attention, including in the Initial 14D-9. PSKY has suggested that there may be a liability management solution that could address this concern, but WBD believes any potential “workarounds” would likely entail significant costs and risks that, in the event that the Offer were accepted, but ultimately failed to close, would be borne by WBD and its stockholders. In contrast, the $1.5 billion financing cost and risks involved in potential workarounds do not exist in the Netflix Merger Agreement, which provides WBD the flexibility to complete the debt exchange offer.

•

Effective prohibition on WBD’s ability to refinance its $15 billion bridge loan. The Offer would also prohibit WBD from refinancing its maturing bridge loan without PSKY’s consent, unless such refinanced indebtedness is in the form of customary term loan bank financing facilities or is mandatorily repayable at par. WBD believes that it will be necessary to refinance a significant portion of the $15 billion bridge loan with capital markets indebtedness that includes customary call protection — a fact that WBD made clear to PSKY and its advisors in multiple conversations prior to signing the Netflix Merger Agreement. As a result of PSKY’s proposed prohibition, this refinancing would not be achievable without PSKY’s consent.

WBD’s bridge loan currently matures in December 2026. WBD will, absent the ability to refinance with longer-dated debt, be left with a large funded and short-term bridge loan in an uncertain market environment, hampered by refinancing requirements that would significantly limit its ability to effectively manage its balance sheet. While PSKY will permit WBD to extend the maturity of the bridge loan (and has suggested that PSKY’s lenders would be prepared to extend the maturity on undisclosed terms), any such extension would be relatively short term, require WBD to incur significant expense in excess of the costs associated with its planned refinancing and would expose WBD to significant risk if the Offer does not close expeditiously and attractive financing markets are not available when further extensions become necessary.

In comparison, the Netflix Merger Agreement permits WBD to refinance its bridge loan on market terms and a long-term basis.

•

Opportunity costs from abandoning the Separation and Distribution. The Offer would also require WBD to abandon its planned Separation and Distribution and, if the Offer ultimately fails to close, WBD and its stockholders will incur opportunity costs and forfeit the substantial benefits of the Separation and Distribution over a prolonged period. PSKY has estimated that the Offer would take 12 to 18 months to be consummated, whereas the Separation and Distribution is expected to be completed in the next 7 to 10 months. In contrast, the Netflix Merger Agreement permits and requires WBD to complete the Separation and Distribution potentially well in advance of closing the Netflix Merger, thereby providing WBD stockholders with near-term benefits of the Separation and Distribution in addition to those of the Netflix Merger.

•

Risks of employee and talent retention. The WBD Board also considered the risk that WBD may experience more substantial losses of employees and talent during the pre-closing period if the Offer were accepted in lieu of the Netflix Merger, in light of PSKY’s announced target of realizing $6 billion in synergies from the Offer, a substantial amount of which is likely to come from workforce/headcount reductions, and given the overlapping nature of the studio, streaming and linear networks businesses of PSKY and WBD, as compared to Netflix.

•

Immaterial compensation received from regulatory termination fee after adjustment for costs to be borne by WBD. As discussed above, in the event that the Offer were accepted but ultimately fails to close as a result of a regulatory failure, WBD would have incurred considerable immediate and near-term costs, such that the regulatory termination fee that WBD would receive from PSKY would effectively be reduced to $1.1 billion, approximately 1.4% of the equity value of the Offer — an unacceptably low amount that would be wholly inadequate to compensate WBD for the likely damage to its business and WBD stockholders.

IV.	The PSKY Merger Agreement contains onerous terms and conditions that are unfavorable to WBD in multiple respects when compared to the Netflix Merger Agreement.

Among the many conditions to the Offer, the Offer requires that WBD enter into the PSKY Merger Agreement, which continues to contain many of the unfavorable terms that were in the agreement that was previously submitted by PSKY on December 4, 2025 and rejected by the WBD Board. Less favorable terms of the PSKY Merger Agreement as compared to the Netflix Merger Agreement include the following:

Netflix	PSKY

Less restrictive interim operating covenants for WBD, including the ability for WBD to complete its debt exchange and refinancing transactions.

These covenants permit WBD to operate its business largely in the ordinary course and to preserve operations, retain employees, and retain and attract talent.

Extensive operational limitations on WBD during the interim period, including, for example:

•   entering into, modifying, waiving or renewing existing affiliation agreements (other than on restrictive economic terms which may not be achievable);

•   terminating affiliation agreements (other than in limited circumstances, such as a material uncured breach);

•   entering into, modifying, waiving, renewing or terminating any technology stack, cloud infrastructure or similar contract in excess of $30 million per year;

•   entering into, modifying, renewing or terminating any sports rights licenses in excess of $125 million per year; and

•   issues related to WBD’s refinancing, discussed below.

Netflix	PSKY

Permits WBD to complete its contemplated debt exchange.	Prohibits WBD from executing its contemplated debt exchange offer without PSKY’s consent, which would require WBD to pay a financing cost of approximately $1.5 billion if not completed by December 30, 2026.

Permits WBD to refinance its bridge loan.	Restricts WBD’s ability to refinance its $15 billion bridge loan. WBD believes that it will be necessary to refinance a significant portion of the bridge loan with capital markets indebtedness that includes customary call protection. As a result of PSKY’s proposed prohibition, this refinancing would not be permissible without PSKY’s consent. Without the ability to refinance its bridge loan, which will currently mature in December 2026, with long-dated debt, WBD could be left with a large funded and short-term bridge loan in an uncertain market environment — which would require WBD to incur significant expense in excess of the costs associated with its planned refinancing and expose WBD to significant risk if the Offer does not close expeditiously.

Permits the Separation and Distribution to occur as promptly as practicable, and reduces lost opportunity costs for WBD in the event that the Netflix Merger fails to close.	Prohibits the Separation and Distribution, which creates risk of a significant lost opportunity cost in the event that the Offer fails to close.

Higher net regulatory termination fee ($5.8 billion), which is the largest cash regulatory termination fee in a public M&A transaction.	Lower net regulatory termination fee, because although PSKY increased the headline value of the regulatory termination fee to $5.8 billion, that fee would be offset by the $2.8 billion upfront termination fee that WBD would need to pay to Netflix in order to accept the Offer, the approximately $1.5 billion financing cost that WBD would incur if it cannot execute its debt exchange offer, and approximately $350 million of associated interest expenses, each as described above. After these deductions, the net regulatory termination fee is only $1.1 billion.

Netflix	PSKY

More favorable “Company Material Adverse Effect” definition that excludes any facts or developments relating to the Discovery Global business, which reduces the risk that the closing condition based on this definition could fail to be satisfied.	Less favorable “Company Material Adverse Effect” definition, given the inclusion of facts and developments relating to the Discovery Global business, which could undermine closing certainty if the Discovery Global business declines from interim operating restrictions imposed by PSKY or other adverse events, including changes to certain affiliation agreements.

The PSKY Merger Agreement contains other extensive revisions to the Netflix Merger Agreement, most of which are unfavorable to WBD and raise further risks to closing certainty. The WBD Board notes that PSKY has not accepted the substantive terms of the Netflix Merger Agreement, as would be typical in an overbid context.

V.	No material difference in the level of regulatory risk associated with the Offer as compared to the Netflix Merger.

•

Regulatory risk is not a material differentiating factor between the Netflix Merger and the Offer, which requires a number of global regulatory approvals in order to be completed. The WBD Board carefully considered the federal, state and international regulatory risks for both the Netflix Merger and the Offer with its regulatory advisors. The WBD Board is of the view that each transaction is capable of obtaining the necessary U.S. and foreign regulatory approvals and that any difference between the respective regulatory risk levels is not material.

The WBD Board also noted that the required regulatory approvals for the completion of the Offer cannot be obtained by the Offer’s current expiration date. In addition to review by both federal and state authorities in the United States, the Offer would entail global pre-closing filings with (i) 20 or more merger control authorities worldwide, which would review the competitive effects of the consummation of the Offer, (ii) 10 or more foreign investment control authorities, which would review considerations such as economic security and the identity of equity investors, and (iii) multiple broadcast, communications and media authorities worldwide, which would review matters relating to media plurality and technical capabilities.

•

PSKY’s equity financing arrangements could create regulatory risks and delays that are not raised by the Netflix Merger. The regulatory risks associated with the Offer may be exacerbated by PSKY’s undisclosed equity syndication, which PSKY has not agreed to disclose to WBD and over which WBD has limited consent rights. While PSKY has suggested that any syndication would not trigger review by CFIUS, the President of the United States and CFIUS have broad authority to review foreign investments subject to CFIUS jurisdiction, and the President’s national security findings in such a context are not subject to judicial review. Certain non-U.S. regulators also have similarly broad authority. Although the Revocable Trust and RedBird have agreed not to syndicate their equity financing commitments to the extent that doing so would materially delay or impair the closing, any such attempted syndication could prompt scrutiny by regulators who may seek to assert jurisdiction over the transaction, regardless of whether such syndication is ultimately abandoned.

Media reports, including in the Financial Times, indicate that the Revocable Trust has already syndicated the majority of its equity commitment to multiple Middle Eastern sovereign wealth funds. Confirmation or details of any such syndication, including the terms of any anticipated governance or voting rights, have not been disclosed in the Offer nor to WBD. For reference, in the PSKY December 1 Bid, PSKY proposed that the $37.2 billion of required equity funding would be provided by a consortium of seven investors, consisting of the Revocable Trust ($11.8 billion), RedBird ($300 million), Affinity Partners ($200 million), the Public Investment Fund (Kingdom of Saudi Arabia) ($10 billion), L’imad Holding Company PJSC (Abu Dhabi) ($7 billion), Qatar Investment Authority (Qatar) ($7 billion) and Tencent ($1 billion).

VI.

WBD conducted a robust and highly competitive sale process that afforded PSKY ample opportunities to succeed, and specifically described numerous deficiencies in the December 8 Offer in the Initial 14D-9. Notwithstanding multiple rounds of feedback provided to PSKY by WBD and its advisors, PSKY has repeatedly failed to submit the best proposal for WBD stockholders, including the Offer.

•

WBD held numerous meetings with PSKY over nearly three months. After the PSKY September 14 Proposal, Mr. Zaslav and Mr. Malone met with Messrs. L. and D. Ellison to discuss the terms of PSKY’s first proposal and suggested areas for improvement. Following WBD’s launch of the strategic alternatives review process, members of WBD senior management and WBD’s advisors engaged repeatedly and constructively with PSKY, including hosting management sessions with PSKY and its advisors, providing extensive confidential due diligence information, responding to numerous requests for additional information and holding a large number of calls and meetings between advisors. Mr. Zaslav also met with Mr. L. Ellison and/or Mr. D. Ellison for multiple dinners and in-person meetings, in addition to video conferences and other communications, on numerous occasions.

•

Prior to WBD entering into the Netflix Merger Agreement, PSKY submitted six proposals and received specific feedback on all but the last-minute PSKY December 4 Proposal, yet it was unable or unwilling to address WBD’s concerns. Contrary to PSKY’s complaints that it did not receive adequate feedback, multiple conversations occurred with PSKY’s legal and financial advisors during the sales process, as described in “Background of the Offer and the Netflix Merger.” WBD’s management team and advisors carefully reviewed each of PSKY’s proposals and provided specific feedback on value and terms, with PSKY’s financial advisor even acknowledging as much, stating “[w]e appreciate the clarity of your feedback” when it submitted the PSKY December 4 Proposal on PSKY’s behalf. Further, ahead of the December 1, 2025 binding bid date, all bidders were informed that they should limit their comments on WBD’s draft agreements in order to provide the most actionable offer, and that the WBD Board would take into account the extent of revisions in evaluating the proposals. Despite that guidance, PSKY repeatedly submitted more onerous and extensive markups than any other bidder, and this was called to its attention by WBD’s legal advisors on more than one occasion.

During the strategic review process, PSKY received direct feedback from WBD’s financial advisors regarding the financial terms of its offer and was repeatedly told that its merger consideration was not competitive with other bidders. Issues regarding the PSKY equity commitments were raised by both financial and legal advisors to WBD with their respective PSKY counterparts. Mr. Zaslav delivered information consistent with this feedback directly to Mr. D. Ellison at various stages in the process. PSKY’s failure to produce a superior proposal on or prior to the December 1 binding bid date, or thereafter, reflects its own refusal to address known concerns and its unwillingness to propose terms that would be competitive with, or superior to, those agreed to by Netflix.

Given the highly competitive nature of the bid process, ahead of the December 1, 2025 binding bid date, all bidders were instructed that they should be in a position to immediately enter into definitive agreements should their proposal be selected by the WBD Board. PSKY submitted a last-minute proposal on December 4, 2025, a few hours before a scheduled WBD Board meeting. PSKY claims that the documents included in the PSKY December 4 Proposal were ready to execute, despite the fact that they were clearly incomplete and contained, among other things, multiple footnotes soliciting feedback from WBD (even with respect to points on which WBD already had provided feedback) or identifying items for the parties to discuss further. The PSKY December 4 Proposal would have required significant further negotiations, which may not have been successful in reaching terms that were as favorable to WBD as the comparable terms in the Netflix Merger Agreement or in resolving certain open issues on any terms in order to reach a mutually agreed-upon merger agreement. PSKY points to text messages sent by David Ellison and one of PSKY’s financial advisors on December 4 stating that the PSKY December 4 Proposal was not PSKY’s “best and final” offer, but those texts did not provide any actionable proposal for the WBD Board, while Netflix’s proposed merger agreement was capable of immediate execution and would have been withdrawn by Netflix if not accepted by the next morning.

The WBD Board notes that the PSKY Merger Agreement continues to include extensive revisions to the Netflix Merger Agreement, most of which are unfavorable to WBD.

•

PSKY’s repeated assertions that the WBD strategic process was not fair are false. As well-reflected in “Background of the Offer and the Netflix Merger,” PSKY has had more time (more than three months), the benefit of extensive due diligence and substantial engagement with WBD, its management team and legal and financial advisors (in each case, for a longer period of time than any other bidder), as well as the advice of PSKY’s own cadre of multiple law firms, investment banks, financing sources and other advisors.

As evidenced by WBD’s lengthy, good faith negotiations with PSKY and its various advisors, WBD was willing to pursue a transaction with PSKY if it were in the best interests of WBD’s stockholders. Throughout the review process, the WBD Board has remained focused on obtaining the best transaction reasonably available for WBD stockholders. At multiple stages since September 2025, WBD has identified specific inadequacies and deficiencies in the value proposed by PSKY, its financing terms, and unfavorable restrictive covenants and other transaction terms. PSKY has not addressed these deficiencies, and has continued to make offers that are, by its own statements, not its “best and final.”

Even now, PSKY has failed to address fundamental weaknesses in its proposed transaction, when compared with the Netflix Merger Agreement. Such failures create risks, uncertainty and potentially adverse consequences for WBD and its stockholders, in comparison to the Netflix Merger Agreement.

VII.	PSKY’s credibility is undermined by breaches of its contractual obligations and spurious, multiple threats of litigation.

•

PSKY has a track record of breaching its obligations to WBD. The WBD Board is aware that PSKY and its advisors on multiple occasions breached specific provisions of its non-disclosure agreement with WBD in order to, among other things, seek to receive confidential board information, concerns that were raised directly in a phone conversation between PSKY’s legal advisors and WBD’s legal advisors on November 23, 2025.

•

PSKY threatened WBD with unfounded allegations and litigation. The December 3 Quinn Emanuel Letter, which also promptly appeared in numerous media outlets in addition to being served on WBD and its advisors, accused WBD directors of “bias and beholdenness to others” and alleged management conflicts from personal interests in post-transaction roles. In fact, the only post-transaction roles discussed with WBD management by any bidder were the repeated offers that PSKY made to Mr. Zaslav for several hundred million dollars (to be co-CEO and co-chairman of PSKY). Mr. Zaslav refused to discuss those proposals with PSKY and disclosed them to the WBD Board. PSKY’s engagement of Quinn Emanuel, the same firm that Mr. Musk retained to seek to avoid closing the Twitter transaction, suggests a highly litigious posture rather than a constructive attempt to achieve a negotiated agreement in the best interests of WBD stockholders. Indeed, representatives of PSKY’s legal and financial advisors reached out separately to WBD’s legal and financial advisors on December 3 and 4, 2025 to indicate that, in their respective views, the December 3 Quinn Emanuel Letter should not have been sent, and was “not helpful” and a “mistake.”

•

PSKY reportedly continues to seek litigation against WBD. On December 25, 2025, and again on January 3, 2026, news reports in the New York Post indicated that PSKY was considering abandoning the Offer and may pursue “DEFCON 1” litigation against the WBD Board related to the sales process. PSKY has not denied these reports, the sources for which are identified as “people with direct knowledge of the matter.” WBD continues to be of the view that PSKY is a litigious counterparty, which raises concerns regarding the likelihood that the Offer (or any related merger agreement) will be completed on the terms proposed.

VIII.

The Offer is not binding on PSKY, which can amend or terminate the Offer at any time. Additionally, the quantity and nature of the Offer’s conditions create significant uncertainty and risk for WBD and its stockholders.

•

The Offer is not binding on PSKY, and can be terminated or amended at any time by PSKY (including to reduce the Offer Price and add material conditions). The Offer is entirely at PSKY’s discretion and may be terminated or amended in any way by PSKY at any time prior to its acceptance of tendered shares. The Offer, as revised, continues to state that it is “subject to the conditions set forth in the Offer (as it may be amended or supplemented from time to time)” and that “we reserve the right to amend the Offer in any respect (including amending the Offer Price)” (emphasis added).

PSKY indicates that such discretionary terms are customary in a tender offer. This claim is irrelevant to the current position of WBD’s stockholders, who have the benefit of the binding Netflix Merger Agreement. The WBD Board believes it would be unprecedented for a board of directors to abandon a binding agreement for a discretionary tender offer, the material terms of which are in the sole control of the counterparty.

The WBD Board believes the Offer is essentially an option for PSKY, which has reserved the right to reduce the Offer Price, amend other terms of the Offer or terminate the Offer. The Netflix Merger Agreement is binding on Netflix, provides WBD stockholders the opportunity to vote on a specific and binding transaction, and cannot be amended without WBD’s consent. In comparison, the Offer is illusory and poses material risks to WBD stockholders.

•

The numerous conditions set forth in the Offer create uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person —Tender Offer” above, such conditions include:

•	the PSKY Merger Agreement Condition;

•	the Abandonment of Separation Condition;

•	the Minimum Tender Condition;

•	the Section 203 Condition;

•	the Competition Laws Condition;

•	the Injunction Condition;

•	the Material Adverse Effect Condition;

•	the Regulatory Material Adverse Effect Condition;

•	the Termination of Netflix Merger Agreement/Stockholder Vote Condition;

•	the Compliance Condition; and

•	the Global Networks Ownership Condition.

•

The Offer cannot be completed by its expiration date, and there is therefore no reason for WBD stockholders to tender their shares. As described above, the Offer would entail dozens of global pre-closing filings with various merger control, foreign investment control and media authorities worldwide. The regulatory conditions to the Offer are expected, by PSKY’s own statements, to take 12 to 18 months to satisfy, compared to the expiration of the Offer on January 21, 2026. There is therefore no reason for WBD stockholders to tender their shares prior to the expiration of the Offer, because the Offer is not capable of completion on that timeline.

•

The Offer conditions give PSKY wide latitude not to consummate the Offer. According to the Offer, the conditions to the Offer are for the sole benefit of PSKY and may be asserted in its sole discretion (other than with respect to the Injunction Condition and the Competition Laws Condition) regardless of the circumstances giving rise to any such condition failing to be satisfied and may be waived, in whole or in part, prior to the expiration of the Offer. In other words, the Offer states that PSKY may assert whenever it chooses, for any reason it chooses, that certain conditions have not been satisfied, and such determination will not be subject to challenge. The WBD Board believes that the effect of these conditions is that WBD stockholders cannot be assured that PSKY will consummate the Offer.

IX.	The Offer would deprive WBD stockholders of the long-term benefits expected to result from the Netflix Merger.

•

WBD stockholders may realize value creation by virtue of their holdings in Netflix following its acquisition of Warner Bros. The combined company following the Netflix Merger will enjoy benefits of complementary scale, including the ability to compete more effectively by bringing together Warner Bros.’ franchises, shows and movies and Netflix’s global reach and streaming service. The combined company is also targeted to achieve run-rate synergies of at least $2.5 billion by the third year following closing, the majority of which is not driven by workforce/headcount reductions.

•

The Netflix Merger is also expected to benefit consumers and other industry stakeholders. The Netflix Merger will create more choice and greater value for consumers, including by bringing more quality films and series to audiences around the world and providing better optimized plans for consumers. In addition, the Netflix Merger will also create greater value for talent — offering more opportunities to work with beloved IP, tell new stories and connect with a wider audience; grow investment in original content over the long term, creating jobs and strengthening the entertainment industry; and enhance Netflix’s studio capabilities, significantly expanding the combined company’s U.S. production capacity.

* * * * *

The foregoing discussion of the information and factors considered by the WBD Board is not meant to be exhaustive, but includes the material information and factors considered by the WBD Board in reaching its conclusions and recommendations. The members of the WBD Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of WBD and considered the advice of WBD’s independent legal and financial advisors and WBD management. In light of the number and variety of factors that the WBD Board considered, the members of the WBD Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the WBD Board was made after considering the totality of the information and factors involved. In addition, individual members of the WBD Board may have assigned different weight to different factors.

In light of the factors described above, the WBD Board, on behalf of WBD, has unanimously determined that the Offer is not in the best interests of WBD and WBD stockholders. Accordingly, the WBD Board unanimously recommends that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, and has unanimously resolved to recommend the Netflix Merger Agreement as in the best interests of WBD stockholders.

Item 6.  Interest in Securities of the Subject Company

The table in the subsection entitled “Securities Transactions—Transactions by Executive Officers and Directors” in Item 6 of the Statement is hereby amended and supplemented by adding the following rows:

Name	Date	Number of Shares of WBD Common Stock	Price Per Share ($)	Nature of Transaction
David Zaslav	1/5/2026	1,963,465	-	WBD RSUs granted pursuant to the Stock Incentive Plan in satisfaction of a contractual requirement in Mr. Zaslav’s employment agreement. The award will vest in five equal annual installments commencing on June 12, 2026.

David Zaslav	1/2/2026	3,052,734	-(3)	WBD Options granted pursuant to the Stock Incentive Plan in satisfaction of a contractual requirement in Mr. Zaslav’s employment agreement. The award will vest in five equal annual installments commencing on June 12, 2026.

Paula A. Price	12/19/2025	1,306	-	Election to receive shares of WBD Common Stock in lieu of a quarterly cash retainer in respect of services as a director

Anthony Noto	12/19/2025	1,036	-	Election to receive shares of WBD Common Stock in lieu of a quarterly cash retainer in respect of services as a director

Samuel A. Di Piazza, Jr.	12/19/2025	2,701	-	Election to receive shares of WBD Common Stock in lieu of a quarterly cash retainer in respect of services as a director

(3)	The per-share exercise price of each such WBD Option is equal to $28.51.

Item 8.  Additional Information

The subsection entitled “Information Regarding Golden Parachute Compensation” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the estimated amounts of compensation for each of WBD’s named executive officers that is based on, or that otherwise relates to, the Offer. The potential payments in the table below are based on the Offer Price of $30.00 per share of WBD Common Stock and the following assumptions, which are made solely for purposes of this disclosure:

•	the consummation of the Offer occurs on January 31, 2026;

•	in connection with the consummation of the Offer, equity-based awards held by each named executive officer are treated as set forth in the PSKY Merger Agreement;

•	each named executive officer’s salary and target short-term cash incentive opportunities are those in effect as of the date of this Statement;

•	no named executive officer receives any equity grants or other awards (or forfeits any outstanding awards) on or prior to January 31, 2026; and

•

the employment of each named executive officer is terminated without “cause” or by the named executive officer for “good reason” (as such terms are defined in the relevant agreement), in either case, on January 31, 2026, immediately following the consummation of the Offer.

The amounts shown in the tables below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the actual consummation of the Offer, and do not reflect certain compensation actions that may occur after the date of this Statement but before the actual consummation of the Offer. As a result, the actual amounts received by a WBD named executive officer may materially differ from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
David Zaslav	$31,868,493	$601,120,960	$44,195	$633,033,648
Gunnar Wiedenfels	$6,210,025	$138,152,644	$266,283	$144,628,952
Bruce L. Campbell	$18,176,416	$120,098,130	$43,347	$138,317,893
Jean-Briac Perrette	$17,584,110	$149,629,574	$41,551	$167,255,234
Gerhard Zeiler	$11,610,018	$83,457,780	$—	$95,067,798

(1)

Cash. The amounts reported in this column reflect the aggregate value of the cash severance payments to which the named executive officers are entitled under their respective employment agreements (as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment”) in connection with a qualifying termination of employment (which, for Mr. Zeiler, is based on the exchange rate of 1.17 United States Dollars to 1 Euro recorded as of January 5, 2026). All cash severance payments are “double trigger” payments contingent on a qualifying termination of employment within 12 months following a change in control. The cash severance payments that WBD named executive officers are entitled to as a result of a qualifying termination are not enhanced if the qualifying termination follows a change in control. Such payments are subject to the named executive officer’s execution and delivery of a release of claims and, for each named executive officer other than Mr. Zaslav, continued compliance with applicable non-competition and non-solicitation covenants. The following table quantifies and further describes each component of each named executive officer’s cash severance entitlement assuming a qualifying termination occurred on January 31, 2026:

Name	Salary Severance ($)(a)	Bonus Severance ($)(b)	Total ($)
David Zaslav	$6,000,000	$25,868,493	$31,868,493
Gunnar Wiedenfels	$2,142,400	$4,067,625	$6,210,025
Bruce L. Campbell	$5,892,000	$12,284,416	$18,176,416
Jean-Briac Perrette	$5,700,000	$11,884,110	$17,584,110
Gerhard Zeiler	$4,065,718	$7,544,301	$11,610,018

(a)

The amounts reported in this column reflect the amount of each named executive officer’s cash severance entitlement determined by reference to base salary, as summarized above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment.” As of the date of this Statement, the Base Salary Continuation Period for Messrs. Campbell, Perrette and Zeiler is 24 months and the Base Salary Continuation Period for Mr. Wiedenfels is 12 months. If WBD were to extend the term of Mr. Wiedenfels’ employment agreement prior to its expiration in July 2026, such extension could increase his Base Salary Continuation Period up to a maximum of 24 months.

(b)

The amounts reported in this column reflect the portion of each named executive officer’s severance entitlement determined by reference to an annual bonus entitlement, as summarized above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment,” which includes both ongoing payment of bonus amounts during the Base Salary Continuation Period as described in such section and a pro rata bonus for the year of termination. For all named executive officers including Mr. Zaslav, the entitlement to a pro rata annual bonus for the year of termination is calculated assuming target-level achievement of the applicable performance criteria.

(2)

Equity. The amounts reported in this column reflect the aggregate cash value of the unvested WBD Options, unvested WBD RSUs and unvested WBD PRSUs held by each named executive officer as of January 31, 2026, in each case, based on the Offer Price of $30.00 per share of WBD Common Stock (which, in the case of WBD Options, is calculated as the difference between $30.00 and the applicable exercise price per option). As described in greater detail in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Equity-Based Awards Held by Executive Officers,” in connection with the Offer, it is assumed that each outstanding equity-based award will be converted into an Assumed PSKY Equity Award in accordance with the PSKY Merger Agreement with the performance conditions applicable to any WBD PRSUs deemed to be settled as described above and in the footnotes to the table below. Mr. Zaslav’s CEO Awards are “single trigger” awards that vest solely as a result of the consummation of the Offer. All other equity-based awards held by named executive officers are “double trigger” awards and the values reported below assume that the employment of each holder thereof was terminated in a qualifying termination on January 31, 2026. The following table quantifies the value (without regard to applicable tax withholding) of unvested WBD Options, unvested WBD RSUs, and unvested WBD PRSUs included in the aggregate values reported in this column:

Name	WBD Options ($)(a)	WBD RSUs ($)(b)	WBD PRSUs ($)		Total ($)
David Zaslav	$419,180,290	$58,903,950	$123,036,720	(c)	$601,120,960
Gunnar Wiedenfels	$14,156,344	$12,719,340	$111,276,960	(d)	$138,152,644
Bruce L. Campbell	$—	$—	$120,098,130	(d)	$120,098,130
Jean-Briac Perrette	$15,890,774	$13,640,670	$120,098,130	(d)	$149,629,574
Gerhard Zeiler	$—	$—	$83,457,780	(d)	$83,457,780

(a)

The amounts reported in this column exclude the value of vested and currently exercisable WBD Options, as well as Retirement-Vested Options, which, because of the applicable named executive officer’s retirement eligibility, would be retained by such executive following a voluntary or involuntary termination (other than for cause) and therefore the vesting of such options is not impacted because the assumed qualifying termination follows a change in control. The values of vested and currently exercisable WBD Options and Retirement-Vested Options held by named executive officers are detailed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.” All vested WBD Options held by Mr. Zaslav, and certain vested WBD Options held by Messrs. Wiedenfels, Campbell and Perrette, have an exercise price that is greater than the Offer Price and therefore are assumed to have been canceled for no consideration.

(b)

The amounts reported in this column exclude the value of Retirement-Vested RSUs, which, because of the applicable named executive officer’s retirement eligibility, would be retained by such executive following a voluntary or involuntary termination (other than for cause) and therefore the vesting of such RSUs is not impacted because the assumed qualifying termination follows a change in control. The values of Retirement-Vested RSUs held by named executive officers are detailed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.”

(c)

The amount reported in this column for Mr. Zaslav is determined assuming maximum-level achievement of the performance criteria applicable to his Unvested In-Progress PRSUs, as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Awards Held by Executive Officers of WBD.” The amount reported in this column for Mr. Zaslav excludes his Deferred PRSUs, which are already vested and have an aggregate cash value of $75,203,760.

(d)

The amounts reported in this column represent the aggregate value of the Unvested In-Progress PRSUs held by each such named executive officer calculated using the assumptions regarding attainment of the applicable performance-vesting criteria discussed above under “Item 3. Arrangements with Current Directors and Executive Officers of WBD – Awards Held by Executive Officers of WBD.”

(3)

Perquisites/Benefits. The amounts reported in this column for named executive officers other than Mr. Zeiler represent the aggregate value of continued coverage under WBD’s group health plans or continued health coverage reimbursement benefits to which the named executive officers are entitled under their respective employment agreements (as discussed above in “Item 3. Arrangements with Current Directors and Executive Officers of WBD—Benefits upon Termination of Employment”). For Mr. Wiedenfels only, such amount also reflects the estimated cost of providing repatriation benefits to him and his family pursuant to his employment agreement ($231,594).

The first paragraph in the subsection entitled “Regulatory Approvals in Connection with the Offer—The United States” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

With respect to the United States, the Offer is subject to review by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offer may not be consummated until PSKY files a Notification and Report Form with the Antitrust Division and the FTC, and the statutorily mandated waiting period expires or is otherwise terminated. On December 11, 2025, WBD received letters from the FTC stating that PSKY filed its Notification and Report Forms with respect to the Offer with the Antitrust Division and the FTC on December 8, 2025, and that WBD’s Notification and Report Form with respect to the Offer is due on or before December 18, 2025. As a result, the initial waiting period applicable to the Offer was scheduled to expire at 11:59 p.m., New York City time, on December 23, 2025. However, on December 23, 2025, the Antitrust Division issued requests for additional information or documentary material relevant to the Offer, thereby extending the waiting period until 11:59 p.m., New York City time, 10 calendar days after PSKY certifies substantial compliance with such request.

The subsection entitled “Non-GAAP Financial Measures” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Non-GAAP Financial Measures

This Statement includes financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), such as total pro forma gross debt, gross leverage and free cash flow, which WBD’s management believes is useful information for investors and WBD stockholders to evaluate the financial condition of a combined PSKY-WBD company and the Netflix Merger, as applicable. Total pro forma gross debt is calculated as the sum of (i) total debt plus finance leases of WBD, (ii) total debt of PSKY, (iii) adjustments to provide 50% equity credit for PSKY’s junior subordinated debt and (iv) new financing in connection with PSKY’s proposed transaction terms in the Offer. Gross leverage is calculated as gross debt of WBD and PSKY divided by total EBITDA of WBD and PSKY, based on (i) Wall Street consensus estimates of PSKY and WBD EBITDA and free cash flow metrics, (ii) PSKY’s proposed transaction terms in the PSKY October 13 Proposal and the Offer, as applicable, (iii) WBD management’s forecasts and (iv) certain other adjustments.

WBD is not able to provide a reconciliation of the non-GAAP forward-looking measures to comparable GAAP measures as, at this time, WBD cannot determine the occurrence or impact of the adjustments, such as the effects of any future synergies from a potential transaction that would be excluded from such GAAP measures. In addition, the non-GAAP forward-looking measures are based on information obtained from Wall Street equity research analysts. Accordingly, WBD is relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K to exclude these reconciliations.

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(2)(F)	Press Release of WBD, dated January 7, 2026.

(a)(2)(G)	WBD Factsheet, dated January 7, 2026.

(e)(69)	Form of David Zaslav Non-Qualified Stock Option Grant Agreement.

(e)(70)	Form of David Zaslav RSU Grant Agreement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2026

Warner Bros. Discovery, Inc.

By:	/s/ Priya Aiyar
	Name:	Priya Aiyar
	Title:	Chief Legal Officer